Filed Pursuant to Rule 424(b)(5)
Registration No: 333-175435

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	12,650,000	$38.00	$480,700,000	$65,567.48

(1)	Assumes exercise in full of the underwriters’ option to purchase up to an aggregate of 1,650,000 additional shares of common stock from the registrant to cover over-allotments, if any.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Payment of the registration fee at the time of filing of the registrant’s registration statement on Form S-3 ASR with the Securities and Exchange Commission on July 11, 2011 (File No. 333-175435) was deferred pursuant to Rules 456(b) and 457(r) under the Securities Act, and is paid herewith. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in such registration statement.

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 11, 2011

11,000,000 Shares

Common Stock

We are offering 11,000,000 shares of our common stock.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GPOR.” On December 18, 2012, the last reported sale price of our common stock on The NASDAQ Global Select Market was $39.39 per share.

The underwriters have an option to purchase a maximum of 1,650,000 additional shares of our common stock at the public offering price (less the underwriting discount) solely to cover over-allotments of shares.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page S-16 of this prospectus supplement for a description of various risks you should consider in evaluating an investment in the shares.

	Public Offering Price	Underwriting Discounts and Commissions	Proceeds to Us (Before Expenses)
Per Share	$38.00	$1.5827	$36.4173
Total	$418,000,000	$17,409,700	$400,590,300

Delivery of the shares of common stock will be made on or about December 24, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Capital One Southcoast
Johnson Rice & Company L.L.C.
RBC Capital Markets
Scotiabank
Sterne Agee
SunTrust Robinson Humphrey
Wunderlich Securities

KeyBanc Capital Markets

C.K. Cooper & Company
IBERIA Capital Partners L.L.C.
KLR Group
Simmons & Company International
Stephens Inc.
Stifel Nicolaus Weisel
Tuohy Brothers
Global Hunter Securities

The date of this prospectus supplement is December 18, 2012.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus and “Information Incorporated by Reference” in this prospectus supplement. In the event that the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or to which we have referred you. We and the underwriters have not authorized any other person to provide you with additional or different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We and the underwriters are not making any offer to sell these securities in any jurisdiction where the offer to sell is not permitted. You should not assume that the information we have included in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date hereof or thereof, respectively, or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

When used in this prospectus supplement, the terms “Gulfport,” the “Company,” “we,” “our” and “us” refer to Gulfport Energy Corporation and its subsidiaries, unless otherwise indicated or the context otherwise requires.

S-ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as estimated future net revenues from oil and gas reserves and the present value thereof (including production activity for 2012 and 2013), future capital expenditures (including the amount and nature thereof), drilling activity, production, expenses, business strategy and measures to implement strategy, competitive strength, goals, expansion and growth of our business and operations, the pending acquisition of certain oil and natural gas interests described in this prospectus supplement, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by us, competitive actions by other oil and gas companies, changes in laws or regulations, hurricanes and other natural disasters and other factors, many of which are beyond our control, including those discussed under the heading “Risk Factors” herein and those discussed in the documents we have incorporated by reference including our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, our Quarterly Reports on Form 10-Q and any other reports filed subsequent to the filing of such reports. Consequently, all of the forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if realized, that they will have the expected consequences to or effects on us, our business or operations. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary information highlights information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you.

The Company

Overview

We are an independent oil and natural gas exploration and production company focused on the exploration, exploitation, acquisition and production of crude oil, natural gas liquids and natural gas in the United States. Our corporate strategy is to internally identify prospects, acquire lands encompassing those prospects and evaluate those prospects using subsurface geology and geophysical data and exploratory drilling. Using this strategy, we have developed an oil and natural gas portfolio of proved reserves, as well as development and exploratory drilling opportunities on high potential conventional and unconventional oil and natural gas prospects. Our principal producing properties are located along the Louisiana Gulf Coast in the West Cote Blanche Bay, or WCBB, and Hackberry fields. During 2010, we acquired our initial acreage position in the Niobrara Formation of Northwestern Colorado. During 2011, we acquired our initial acreage position in the Utica Shale in Eastern Ohio and our first well in the Utica Shale was spud in February 2012. As of November 1, 2012, we had spud 11 additional wells in the Utica Shale. We also hold a significant acreage position in the Alberta oil sands in Canada through our interest in Grizzly Oil Sands ULC, or Grizzly, a 21.4% equity interest in Diamondback Energy, Inc., or Diamondback, a NASDAQ Global Select Market listed company to which we contributed our Permian Basin oil and gas interests in October 2012 immediately prior to Diamondback’s initial public offering, or the Diamondback IPO (see “—Contribution” below), and have interests in entities that operate in Southeast Asia, including the Phu Horm gas field in Thailand. We seek to achieve reserve growth and increase our cash flow through our annual drilling programs.

The following table presents certain information as of December 31, 2011 reflecting our net interest in our principal producing oil and natural gas properties along the Louisiana Gulf Coast, in the Permian Basin in West Texas, in the Niobrara Formation in northwestern Colorado and in the Williston Basin in western North Dakota and eastern Montana.

	NRI/WI(1)	Productive Wells(2)		Non-Productive Wells		Developed Acreage(3)		Proved Reserves
								Gas	Oil	Total
Field	Percentages	Gross	Net	Gross	Net	Gross	Net	MBOE	MBOE	MBOE
West Cote Blanche Bay Field(4)	80.108/100	95	95	189	189	5,668	5,668	352	3,617	3,969
E. Hackberry Field(5)	79.424/100	30	30	93	93	3,291	3,291	226	1,606	1,832
W. Hackberry Field	87.5/100	2	2	23	23	592	592	—	76	76
Permian Basin(6)	35.4/46.87	121	57	—	—	8,880	4,119	2,008	10,877	12,885
Niobrara Formation	39.7/47.9	6	3	2	1	3,954	1,977	26	500	526
Williston Basin(7)	2.8/3.3	6	0.2	—	—	1,708	132	7	67	74
Overrides/Royalty Non-operated	Various	133	0.2	—	—	—	—	3	2	5

Total		393	187.4	307	306	24,093	15,779	2,622	16,745	19,367

(1)	Net Revenue Interest (NRI)/Working Interest (WI).
(2)	Includes six gross and net wells at WCBB that are producing intermittently.
(3)	Developed acres are acres spaced or assigned to productive wells. Approximately 36% of our acreage is developed acreage and has been perpetuated by production.
(4)	We have a 100% working interest (80.108% average NRI) from the surface to the base of the 13900 Sand which is located at 11,320 feet. Below the base of the 13900 Sand, we have a 40.40% non-operated working interest (29.95% NRI).
(5)	NRI shown is for producing wells.

(6)	Our Permian Basin acreage has been contributed to Diamondback pursuant to the terms of the contribution agreement discussed below under “Summary—Contribution.”
(7)	NRI/WI is from wells that have been drilled or in which we have elected to participate.

The following is a description of our principal properties.

West Cote Blanche Bay

The WCBB field is located approximately five miles off the coast of Louisiana in a shallow bay with water depths averaging eight to ten feet. We own a 100% working interest (80.108% net revenue interest, or NRI), and are the operator, in depths above the base of the 13900 Sand which is located at 11,320 feet. In addition, we own a 40.40% non-operated working interest (29.95% NRI) in depths below the base of the 13900 Sand, which is operated by Chevron Corporation. Our leasehold interests at WCBB contain 5,668 gross acres.

In 2011, at our WCBB field, we recompleted 68 wells and drilled 21 wells for a total cost of approximately $42.4 million as of December 31, 2011. Of the 21 new wells drilled at WCBB in 2011, 19 were completed as producing wells, one was non-productive and one was waiting on completion. From January 1, 2012 through November 1, 2012, we recompleted 49 existing wells. We also spud 29 wells, of which 24 were completed as producers and two were non-productive and, at November 1, 2012, two were waiting on completion and one was being drilled. We currently intend to recomplete a total of approximately 60 existing wells and drill a total of 30 wells during 2012. Aggregate net production from the WCBB field during the three months ended September 30, 2012 was 252,876 BOE, or 2,749 BOE per day, 96% of which was from oil and 4% of which was from natural gas. During October 2012, our average daily net production at WCBB was approximately 3,024 BOE, 98% of which was from oil and 2% of which was from natural gas. The increase in October 2012 production was the result of the timing of 2012 drilling and the impact of Hurricane Isaac in August 2012.

East Hackberry Field

The East Hackberry field in Louisiana is located along the western shore and the land surrounding Lake Calcasieu, 15 miles inland from the Gulf of Mexico. We own a 100% working interest (approximately 79.424% average NRI) in certain producing oil and natural gas properties situated in the East Hackberry field. As of September 30, 2012, we held beneficial interests in approximately 3,872 acres, including the Erwin Heirs Block, which is located on land, and the adjacent State Lease 50 Block, which is located primarily in the shallow waters of Lake Calcasieu. We also hold 2,868 net acres subject to an exploration agreement we entered into with an active gulf coast operator. We are the designated operator under the agreement and will participate in proposed wells with at least a 70% working interest. We have licensed approximately 54 square miles of 3-D seismic data covering a portion of the area and are reprocessing the data.

In 2011, at our East Hackberry field, we recompleted 24 wells and drilled 22 wells. Of the 22 new wells drilled at East Hackberry during 2011, 17 were completed as producing wells, two were non-productive and three were waiting on completion. From January 1, 2012 through November 1, 2012, we recompleted 26 existing wells. We also spud 21 wells, of which 15 were completed as producing wells and three were non-productive and, at November 1, 2012, one was waiting on completion and two were being drilled. We currently intend to drill 22 wells in our East Hackberry field in 2012 and we do not currently intend to recomplete any additional wells in our East Hackberry field in 2012. Aggregate net production from the East Hackberry field during the three months ended September 30, 2012 was approximately 257,799 BOE, or 2,802 BOE per day, 97% of which was from oil and 3% of which was from natural gas. During October 2012, our average daily net production at East Hackberry was approximately 2,231 BOE, 97% of which was from oil and 3% of which was from natural gas. The decrease in October 2012 production was the result of natural production declines.

West Hackberry Field

The West Hackberry field is located on land and is five miles west of Lake Calcasieu in Cameron Parish, Louisiana, approximately 85 miles west of Lafayette and 15 miles inland from the Gulf of Mexico. We own a 100% working interest (approximately 87.5% NRI) in 592 acres within the West Hackberry field. Our leases at West Hackberry are located within two miles of one of the United States Department of Energy’s Strategic Petroleum Reserves.

Aggregate net production from the West Hackberry field during the three months ended September 30, 2012 was approximately 3,243 BOE, or 35 BOE per day. During October 2012, our average daily net production at West Hackberry was approximately 18 BOE, 100% of which was from oil.

Utica Shale (Eastern Ohio)

As of September 30, 2012, we had acquired leasehold interests in approximately 128,000 gross (64,000 net) acres in the Utica Shale in Eastern Ohio. We spud our first well, the Wagner 1-28H, on our Utica Shale acreage in February 2012 and, as of November 1, 2012, had spud 11 additional wells. In August 2012, the first well was brought online and tested at a gross peak rate of 17.1 million cubic feet, or MMcf, of natural gas per day, 432 barrels of condensate per day and 1,881 barrels of natural gas liquids, or NGLs, per day assuming full ethane recovery and a natural gas shrink of 18%, or 4,650 BOE per day. Our second well, the Boy Scout 1-33H, tested at a peak rate of 1,560 barrels of condensate per day, 7.1 MMcf of natural gas per day and 1,008 barrels of NGLs per day assuming full ethane recovery and a natural gas shrink of 25%, or 3,456 BOE per day. In October 2012, four more wells were tested. The Shugert 1-1H tested at a peak rate of 20.0 MMcf of natural gas per day, 144 barrels of condensate per day and 2,002 barrels of NGLs per day assuming full ethane recovery and a natural gas shrink of 17%, or 4,913 BOE per day. The Ryser 1-25H tested at a peak rate of 1,488 barrels of condensate per day, 5.9 MMcf of natural gas per day and 649 barrels of NGLs per day assuming full ethane recovery and a natural gas shrink of 21%, or 2,914 BOE per day. The Groh 1-12H tested at a peak rate of 1,186 barrels of condensate per day, 2.8 MMcf of natural gas per day and 367 barrels of NGLs per day assuming full ethane recovery and a natural gas shrink of 18%, or 1,935 BOE per day. The BK Stephens 1-16H tested at a peak rate of 1,224 barrels of condensate per day, 6.9 MMcf of natural gas per day and 759 barrels of NGLs per day assuming full ethane recovery and a natural gas shrink of 11%, or 3,007 BOE per day. In November 2012, we tested an additional well, the Shugert 1-12H, at an average sustained 18-hour rate of 28.5 MMcf of natural gas per day, 300 barrels of condensate per day and 2,907 barrels of NGLs per day assuming full ethane recovery and a natural gas shrink of 10%, or 7,482 BOE per day. In addition, one gross (0.05 net) well was drilled by another operator on our Utica Shale acreage between January 1, 2012 and November 1, 2012.

Aggregate net production from the Utica Shale during the three months ended September 30, 2012 was approximately 17,764 BOE, or 193 BOE per day, 13% of which was from oil and 87% of which was from natural gas. During October 2012, our average daily net production from the Utica Shale was approximately 328 BOE, 18% of which was from oil and natural gas liquids and 82% of which was from natural gas.

Niobrara Formation (Northwestern Colorado)

Effective as of April 1, 2010, we acquired leasehold interests in the Niobrara Formation in Northwestern Colorado and held leases for approximately 11,693 net acres as of September 30, 2012. From January 1, 2012 through November 1, 2012, three gross (1.0 net) wells, including one gross (0.03 net) well drilled by another operator, were spud on our Niobrara Formation acreage, two of which were completed as producers and one was non-productive. Aggregate net production from our Niobrara Formation acreage during the three months ended September 30, 2012 was approximately 4,756 BOE, or 52 BOE per day, 100% of which was from oil. During October 2012, average daily net production from our Niobrara Formation acreage was approximately 47 BOE.

We have completed a 60 square mile 3-D seismic survey over our Craig Dome prospect in the Niobrara Formation and have received a processed version of the survey. There are no additional activities scheduled for 2012 on our Niobrara Formation acreage.

Bakken Formation

In the Bakken Formation, as of September 30, 2012, we held approximately 800 net acres, interests in eight wells and overriding royalty interests in certain existing and future wells. Aggregate net production from the Bakken Formation during the three months ended September 30, 2012 was approximately 7,295 BOE, or 79 BOE per day. During October 2012, our average daily net production from the Bakken Formation was approximately 86 BOE. There are no new activities currently scheduled for 2012 for our Bakken Formation acreage.

Permian Basin (West Texas)

In 2007, we acquired approximately 4,100 net acres in West Texas in the Permian Basin with production at the time of acquisition from 32 gross (16 net) wells, predominately from the Wolfcamp formation. Subsequently, we acquired approximately 14,100 additional net acres, which brought our total net acreage position in the Permian Basin to approximately 18,200 net acres as of September 30, 2012. From our initial acquisition in the Permian Basin through August 1, 2012, 116 gross (52.7 net) wells were drilled on our leasehold in this area, primarily targeting the Wolfberry formation. We were not the operator of our Permian Basin acreage but were actively involved in the planning and execution of the drilling plans governed by a joint operating agreement with Windsor Permian LLC, or Windsor Permian, the operator in this field and an entity controlled by Wexford Capital L.P., or Wexford. An affiliate of Wexford owned approximately 9.5% of our outstanding common stock as of March 13, 2012, which ownership was reduced to less than 1% as of September 28, 2012. In 2011, 39 gross (17 net) wells were drilled and eight gross (four net) wells were recompleted on our Permian Basin acreage. As of December 31, 2011, 35 of the 39 wells had been completed and four wells were awaiting completion. From January 1, 2012 through the closing of the contribution of our Permian Basin acreage to Diamondback on October 11, 2012, 19 gross (8.3 net) wells, including our first horizontal well, were spud on our Permian Basin acreage, all of which were completed as producing wells. One gross (0.3 net) existing well was recompleted from January 1, 2012 to October 11, 2012. Aggregate net production from our Permian Basin acreage during the three months ended September 30, 2012 was approximately 110,846 BOE, or 1,205 BOE per day. During the first eleven days of October 2012, the average daily net production from our Permian Basin acreage was approximately 1,156 BOE, of which approximately 66% was oil, 19% was natural gas liquids and 15% was natural gas.

As discussed below under the heading “—Contribution,” on October 11, 2012, we contributed to Diamondback, prior to the closing of the Diamondback IPO, all of our oil and natural gas interests in the Permian Basin. At the closing of this contribution, Diamondback issued to us (i) 7,914,036 shares of Diamondback common stock and (ii) a promissory note for $63.6 million, which was repaid to us at the closing of the Diamondback IPO on October 17, 2012. This aggregate consideration is subject to a post-closing cash adjustment based on changes in the working capital, long-term debt and other items of Windsor Permian referred to in the contribution agreement as of the date of this contribution. As of October 23, 2012, following the closing of the Diamondback IPO and the underwriters’ exercise in full of their option to purchase additional shares of common stock of Diamondback, we owned approximately 21.4% of Diamondback’s outstanding common stock.

Our Equity Investments

Grizzly. We, through our wholly-owned subsidiary Grizzly Holdings Inc., own a 24.9% interest in Grizzly. The remaining interest in Grizzly is owned by an entity controlled by Wexford. As of September 30, 2012,

Grizzly had approximately 800,000 acres under lease in the Athabasca region located in the Alberta Province near Fort McMurray within a few miles of other existing oil sands projects. Our total net investment in Grizzly was approximately $165.0 million as of September 30, 2012. As of that date, Grizzly had drilled an aggregate of 232 core holes and seven water supply test wells, tested eleven separate lease blocks and conducted a seismic program. In March 2010, Grizzly filed an application for the development of an 11,300 barrel per day oil sand project at Algar Lake. In November 2011, the Government of Alberta provided a formal Order-in Council authorizing the Alberta Energy Resources Conservation Board, or ERCB, to issue the formal regulatory approval of Grizzly’s Algar Lake steam-assisted gravity drainage, or SAGD, project. During the second quarter of 2012, Grizzly finished SAGD well pair drilling at Algar Lake and began the process of completing those well pairs for SAGD injection and production. In the first quarter of 2012, Grizzly completed the acquisition of approximately 47,000 acres through the purchase of its May River property and has prepared a full field development plan under which the May River property will be developed in multiple phases with the goal of producing 70,000 barrels per day of bitumen by the year 2020. Grizzly’s 2012 activities have included the completion of the 2011/2012 core hole drilling and seismic program, submission of a SAGD project regulatory application for the development of a 12,000 barrel per day oil sands project at Thickwood Hills and further development of its Algar Lake SAGD project, which included the fabrication and onsite construction of a central processing facility and the drilling of ten initial SAGD well pairs. The Thickwood Hills project is expected to consist of a plant site with two 6,000 barrel per day processing facilities, four SAGD well pads and up to 33 cycle steam stimulation well pads and associated facilities and infrastructure. Grizzly expects to file an environmental assessment for the Thickwood Hills project in January 2013 and receive the applicable approvals within 12 to 18 months thereafter. Following receipt of the approvals, Grizzly anticipates the period leading to first production will be approximately 18 months.

Tatex II. We own a 23.5% ownership interest in Tatex Thailand II, LLC, or Tatex II. The remaining interests in Tatex II are owned by entities controlled by Wexford. Tatex II, a privately held entity, holds 85,122 of the 1,000,000 outstanding shares of APICO, LLC, or APICO, an international oil and gas exploration company. APICO has a reserve base located in Southeast Asia through its ownership of concessions covering approximately two million acres which includes the Phu Horm field. As of September 30, 2012, our net investment in Tatex II was $0.3 million. Our investment is accounted for on the equity method. Tatex II accounts for its investment in APICO using the cost method. During the three months ended September 30, 2012, net gas production from the Phu Horm field was approximately 93 MMcf per day and condensate production was 426 barrels per day. Hess Corporation operates the field with a 35% interest. Other interest owners include APICO (35% interest), PTT Exploration and Production Public Company Limited (20% interest) and ExxonMobil (10% interest). Our gross working interest (through Tatex II as a member of APICO) in the Phu Horm field is 0.7%. Since our ownership in the Phu Horm field is indirect and Tatex II’s investment in APICO is accounted for by the cost method, these reserves are not included in our year-end reserve information.

Tatex III. We also own a 17.9% ownership interest in Tatex Thailand III, LLC, or Tatex III. Approximately 68.7% of the remaining interests in Tatex III are owned by entities controlled by Wexford. Tatex III owns a concession covering approximately one million acres. During the nine months ended September 30, 2012, we paid $0.6 million in cash calls, bringing our total investment in Tatex III to $8.7 million. The first well was drilled on our concession in 2010 and was temporarily abandoned pending further scientific evaluation. Drilling of the second well concluded in March 2011. The second well was drilled to a depth of 15,026 feet and logged approximately 5,000 feet of apparent possible gas saturated column. The well experienced gas shows and carried a flare measuring up to 25 feet throughout drilling below the intermediate casing point of 9,695 feet. During testing, the well produced at rates as high as 16 MMcf per day of gas for short intervals, but would subsequently fall to a sustained rate of two MMcf per day of gas. Pressure buildup information confirmed that this wellbore lacked the permeability to deliver commercial quantities of gas. Despite an apparently well-developed porosity system suggesting potential for a large amount of gas in place, testing of the well did not exhibit that there was sufficient permeability to produce in commercial quantities. Tatex III intends to continue testing some of the structures identified through its 3-D seismic survey and has begun the application process for two more drilling locations. Tatex III currently expects to drill the first of these wells, located to the south of the TEW-E well, in 2013.

Other Investments. In an effort to facilitate the development of our Utica Shale and other domestic acreage, we have invested in entities that can provide services that are required to support our operations. In the second quarter of 2012, we acquired a 50% equity interest in each of Stingray Pressure Pumping LLC, or Stingray Pressure, and Stingray Cementing LLC, or Stingray Cementing. Stingray Pressure and Stingray Cementing will provide well completion services. We also acquired a 50% equity interest in Blackhawk Midstream LLC, or Blackhawk, which coordinates gathering, compression, processing and marketing activities in connection with the development of our Utica Shale acreage. In March 2012, we acquired a 50% equity interest in Timber Wolf Terminals LLC, or Timber Wolf, for $1.0 million. Timber Wolf will operate a crude/condensate terminal and sand transloading facility in Ohio. Also in March 2012, we acquired a 22.5% equity interest in Windsor Midstream LLC, or Midstream, for $7.0 million. Midstream owns a 28.4% equity interest in a gas processing plant in West Texas. In 2011, we acquired a 25% equity interest in Bison Drilling and Field Services LLC, or Bison, which owns and operates drilling rigs and related equipment. In April 2012, we purchased an additional 15% equity interest for approximately $6.2 million, bringing our total ownership interest in Bison to 40%. Also in 2011, we acquired a 25% interest in Muskie Holdings LLC, or Muskie, which is engaged in the mining of hydraulic fracturing grade sand. The remaining equity interests in these entities are owned by affiliates of Wexford. In 2012, we expect to invest approximately $30.0 million to $35.0 million in these entities.

Our Strengths

We believe that the following strengths will help us achieve our business goals:

•

Exposure to oil rich resource base. We have interests in some of the most prolific oil plays in North America, including the shallow waters of the Gulf of Mexico in Louisiana, the Canadian Oil Sands in Central Alberta, the Bakken Shale in North Dakota and, through our interest in Diamondback, the Permian Basin in West Texas. We have also acquired acreage positions in the Niobrara Shale of Western Colorado and the Utica Shale in Eastern Ohio. Our 2011 production was approximately 91% oil and 3% natural gas liquids, with the remaining production provided by natural gas.

•

Inventory of low risk development and exploitation opportunities. We have identified a multi-year inventory of drilling locations that we believe provides attractive growth and return opportunities. We have focused our efforts on building an oil-weighted inventory of reserves because we anticipate that such inventory will provide, in the long-term, superior returns.

•

Experienced management and technical team with proven acquisition and operating capabilities. Our executive officers and technical personnel have an average of over 30 years of experience in the oil and natural gas exploration and production business. We believe that our drilling success rate of 96% over the five-year period from 2007 through 2011 is attributable to our team’s industry experience.

Our Business Strategy

Our business strategy is to continue to profitably grow our business through the following:

•

Grow production and reserves by developing our large oil-rich resource base. Through the conversion of our proved undeveloped, probable and possible reserves, we will seek to grow our production, reserves and cash flow. We target areas that are believed to have a large amount of oil in place, then seek to apply the available technology to extract additional oil from those regions with a large amount of original oil in place, including 3-D seismic and directional drilling in South Louisiana, horizontal drilling and hydraulic fracturing in the Utica Shale and SAGD to extract bitumen from oil sands in Canada.

•

Continue to pursue attractive acquisitions. We have grown and diversified our oil-rich reserve and resource base by making selective acquisitions. Over the last several years we have added interests in the Niobrara Formation, Utica Shale and the Canadian Oil Sands to our original asset base along the Louisiana Gulf Coast.

•

Financial flexibility. We seek to maintain a conservative financial position. By maintaining a conservative capital structure, we will seek to preserve our flexibility to pursue opportunities that fit our strengths and corporate strategy as those opportunities present themselves.

Recent Developments

Operational Update

We currently estimate that our 2012 production will be in the range of approximately 2.55 million BOE to 2.60 million BOE. After giving effect to the acquisition of additional leasehold interests in the Utica Shale as described below under the caption “—The Acquisition,” we estimate that our 2013 capital expenditures for exploration and production activities will be approximately $390.0 million to $410.0 million, excluding any amounts attributable to Grizzly. We expect that we will fund our capital development plans for 2013 from our operating cash flow, proceeds from our recent note offering, borrowings under our revolving credit facility, a portion of the net proceeds from this offering and the net proceeds from our concurrent debt offering described below under the caption “—Note Offering.”

The Acquisition

On December 17, 2012, we entered into a purchase and sale agreement, or PSA, with Windsor Ohio, LLC, or Windsor Ohio, which is an affiliate of Wexford, pursuant to which Windsor Ohio has agreed to sell, assign, transfer and convey to us approximately 30,000 net acres representing 50% of its right, title and interest in and to certain leasehold interests in the Utica Shale in Eastern Ohio, other than 14 existing wells, along with certain acreage surrounding each well, which are excluded assets. The purchase price is approximately $302.0 million, subject to certain adjustments. We acquired our initial acreage in February 2011 and have subsequently acquired additional acreage in the area. Windsor Ohio participated with us in the acquisition of these leases and we are now acquiring an additional approximately 22.5% interest in these leases, increasing our working interest in the acreage to 72.5%. All of the acreage included in this transaction is currently nonproducing and we are the operator of all of this acreage, subject to existing development and operating agreements between the parties.

Pending completion of the title review after the closing, approximately $43.8 million of the purchase price will be placed in an escrow account. The escrow account will terminate on April 30, 2013 and the escrow amount will be distributed to either us or Windsor Ohio based on any title benefits or title defects resulting from the title review. Pursuant to the PSA, we and Windsor Ohio have agreed to indemnify each other, our respective affiliates and their respective officers, directors, employees and agents from and against all losses that such indemnified parties incur arising from any breach of representations, warranties or covenants in the PSA and certain other matters. The transaction was approved by a special committee of our board of directors, who engaged independent counsel and financial advisors to assist with their review. The closing is subject to the satisfaction of a number of conditions, including the closing of this offering on terms reasonably satisfactory to us.

Contribution

On May 7, 2012, we entered into a contribution agreement with Diamondback. Under the terms of the contribution agreement, we agreed to contribute to Diamondback, prior to the closing of the Diamondback IPO, all of our oil and gas interests in the Permian Basin. On October 11, 2012, we completed this contribution, which we refer to herein as the Contribution. At the closing of the Contribution, Diamondback issued to us (i) 7,914,036 shares of Diamondback common stock and (ii) a promissory note for $63.6 million, which was repaid to us at the closing of the Diamondback IPO on October 17, 2012. This aggregate consideration is subject to a post-closing cash adjustment based on changes in the working capital, long-term debt and other items of Windsor Permian referred to in the contribution agreement as of the date of the Contribution. Windsor Permian is a wholly-owned subsidiary of Diamondback. Under the contribution agreement, we are generally responsible for all liabilities and obligations with respect to the contributed properties arising prior to the Contribution and Diamondback is responsible for such liabilities and obligations with respect to the contributed properties arising after the Contribution.

In connection with the Contribution, we and Diamondback entered into an investor rights agreement in which we have the right, for so long as we beneficially own more than 10% of Diamondback’s outstanding common stock, to designate one individual as a nominee to serve on Diamondback’s board of directors. Such nominee, if elected to Diamondback’s board, will also serve on each committee of the board so long as he or she satisfies the independence and other requirements for service on the applicable committee of the board. So long as we have the right to designate a nominee to Diamondback’s board and there is no nominee of ours actually serving as a Diamondback director, we will have the right to appoint one individual as an advisor to the board who shall be entitled to attend board and committee meetings. We are also entitled to certain information rights and Diamondback granted us certain demand and “piggyback” registration rights obligating Diamondback to register with the Securities and Exchange Commission, or the SEC, any shares of Diamondback common stock that we own. Immediately upon completion of the Contribution, we owned a 35% equity interest in Diamondback, rather than leasehold interests in our Permian Basin acreage. Upon completion of the Diamondback IPO on October 17, 2012, we owned approximately 22.5% of Diamondback’s outstanding common stock. On October 18, 2012, the underwriters of the Diamondback IPO exercised in full their option to purchase additional shares of common stock of Diamondback and, upon the closing of such purchase on October 23, 2012, we owned approximately 21.4% of Diamondback’s outstanding common stock. Our investment in Diamondback will be accounted for as an equity method investment going forward.

Note Offering

On October 17, 2012, we issued $250.0 million in aggregate principal amount of 7.750% Senior Notes due 2020, or the notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in accordance with Regulation S under the Securities Act, which we refer to herein as the note offering, under an indenture among us, our subsidiary guarantors and Wells Fargo Bank, National Association, as the trustee. Pursuant to the indenture, interest on the notes accrues at a rate of 7.750% per annum on the outstanding principal amount from October 17, 2012, payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2013. The notes are our senior unsecured obligations and rank equally in the right of payment with all of our other senior indebtedness and senior in right of payment to any of our future subordinated indebtedness. All of our existing and future restricted subsidiaries that guarantee our secured revolving credit facility or certain other debt guarantee the notes, provided, however, that the notes are not guaranteed by Grizzly Holdings, Inc. and will not be guaranteed by any of our future unrestricted subsidiaries. The guarantees rank equally in the right of payment with all of the senior indebtedness of the subsidiary guarantors and senior in the right of payment to any future subordinated indebtedness of the subsidiary guarantors. The notes and the guarantees are effectively subordinated to all of our and the subsidiary guarantors’ secured indebtedness (including all borrowings and other obligations under our revolving credit facility) to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to all indebtedness and other liabilities of any of our subsidiaries that do not guarantee the notes, including any unrestricted subsidiary.

We may redeem some or all of the notes at any time on or after November 1, 2016, at the redemption prices listed in the indenture. Prior to November 1, 2016, we may redeem the notes at a price equal to 100% of the principal amount plus a “make-whole” premium. In addition, prior to November 1, 2015, we may redeem up to

35% of the aggregate principal amount of the notes with the net proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of the notes initially issued remains outstanding immediately after such redemption.

If we experience a change of control (as defined in the indenture governing the notes), we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. If we sell certain assets and fail to use the proceeds in a manner specified in the indenture, we will be required to use the remaining proceeds to make an offer to repurchase the notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Concurrently with this offering, and subject to market conditions and other factors, we are privately placing $50.0 million in aggregate principal amount of additional 7.750% Senior Notes due 2020 under the existing indenture in an offering we refer to herein as the concurrent debt offering. These additional notes are being offered only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to certain persons outside the United States under Regulation S under the Securities Act. This prospectus supplement shall not be deemed to be an offer to sell or a solicitation of an offer to buy the securities offered in the concurrent debt offering. The closing of this offering is not contingent upon the closing of the concurrent debt offering.

Senior Secured Credit Facility

Effective as of October 17, 2012, in connection with the completion of the note offering and the Contribution, our borrowing base under our senior secured credit facility was set at $45.0 million until the next borrowing base redetermination, all of which is available for future borrowings. Upon completion of the concurrent debt offering, we expect that our borrowing base will be reduced to $40.0 million.

Our Offices

Our principal executive offices are located at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 848-8807. Our website address is www.gulfportenergy.com. Information contained on our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	11,000,000 shares(1)

Underwriters’ option to purchase additional shares from us	1,650,000 shares

Common stock to be outstanding after this offering	66,768,052 shares(1)(2)

Use of proceeds	We estimate that the net proceeds from the sale of 11,000,000 shares of our common stock in this offering will be approximately $399.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses, or approximately $459.7 million if the underwriters exercise the over-allotment option granted by us in full. We intend to use these net proceeds to fund the pending Acquisition and for general corporate purposes, including the funding of a portion of our 2013 capital development plan. See “Use of Proceeds.”

NASDAQ Global Select Market symbol	GPOR

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. In addition, our existing credit facility and the indenture governing the notes limit our ability to pay dividends and make other distributions.

Risk factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors.”

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	The number of shares of common stock outstanding before and after the offering is based on 55,768,052 shares of common stock outstanding as of December 17, 2012, excluding 245,831 shares of restricted common stock awarded under our Amended and Restated 2005 Stock Incentive Plan but not yet vested. The number of shares outstanding does not include shares issuable upon the exercise of outstanding stock options held by our employees, officers and directors.

Summary Consolidated Historical and Pro Forma Financial Data

The following table summarizes our consolidated financial data as of and for each of the periods indicated. You should read the following summary financial data in conjunction with “Risk Factors,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included, as applicable, in this prospectus supplement and in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement and the accompanying prospectus. Our historical operating results presented below are not indicative of future results. The summary consolidated financial data as of and for each of the fiscal years ended December 31, 2011 and 2010 and the summary consolidated statements of operations and cash flow data for the fiscal year ended December 31, 2009 have been derived from our audited consolidated financial statements appearing in our most recent Annual Report on Form 10-K incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary consolidated balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The summary consolidated financial data as of and for the nine months ended September 30, 2012 and the summary consolidated statements of operations and cash flow data for the nine months ended September 30, 2011 have been derived from our unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 incorporated by reference into this prospectus supplement and accompanying prospectus. The summary consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. The unaudited pro forma financial data give effect to (a) the note offering or (b) the Diamondback contribution as if the identified transaction, alone, had occurred. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2011 and the nine months ended September 30, 2012 assume that each transaction occurred on January 1, 2011. The unaudited pro forma balance sheet data assume that each transaction occurred on September 30, 2012. The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our actual result of operations or our financial position would have been had the transactions occurred on the dates assumed nor is it indicative of our future results or financial position. Please see “Unaudited Pro Forma Consolidated Financial Statements” and related notes appearing in our Current Report on Form 8-K filed on December 18, 2012 incorporated by reference into this prospectus supplement and the accompanying prospectus for a presentation of the cumulative effect of these two transactions.

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma for the Note Offering		Pro Forma for the Contribution
	2011	2010	2009	2012	2011	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Consolidated Statements of Operations Data:
Revenues	$229,254,000	$127,921,000	$85,968,000	$192,323,000	$160,308,000	$229,254,000	$192,323,000	$206,202,000	$171,106,000
Costs and expenses:
Lease operating expenses	20,897,000	17,614,000	16,316,000	18,201,000	15,103,000	20,897,000	18,201,000	15,413,000	11,842,000
Production taxes	26,333,000	13,966,000	9,797,000	22,411,000	18,520,000	26,333,000	22,411,000	25,057,000	21,292,000
Depreciation, depletion and amortization	62,320,000	38,907,000	29,225,000	70,424,000	40,606,000	62,320,000	70,424,000	70,993,000	85,294,000
General and administrative	8,074,000	6,063,000	4,992,000	9,370,000	6,209,000	8,074,000	9,370,000	8,074,000	9,370,000
Accretion expense	666,000	617,000	582,000	529,000	491,000	666,000	529,000	634,000	498,000

	118,290,000	77,167,000	60,912,000	120,935,000	80,929,000	118,290,000	120,935,000	120,171,000	128,296,000

Income from Operations	110,964,000	50,754,000	25,056,000	71,388,000	79,379,000	110,964,000	71,388,000	86,031,000	42,810,000

Other (Income) Expense:
Interest expense	1,400,000	2,761,000	2,309,000	1,630,000	1,163,000	21,013,00	15,778,000	1,400,000	1,630,000
Insurance proceeds	—	—	(1,050,000)	—	—	—	—	—	—
Interest income	(186,000)	(387,000)	(564,000)	(37,000)	(139,000)	(186,000)	(37,000)	(186,000)	(37,000)
Loss from equity method investments	1,418,000	977,000	706,000	1,793,000	906,000	1,418,000	1,793,000	290,000	(2,851,00)

	2,632,000	3,351,000	1,401,000	3,386,000	1,930,000	22,245,000	17,534,000	1,504,000	(1,258,000)

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma for the Note Offering		Pro Forma for the Contribution
	2011	2010	2009	2012	2011	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Income before Income Taxes	108,332,000	47,403,000	23,655,000	68,002,000	77,449,000	88,719,000	53,854,000	84,527,000	44,068,000
Income Tax Expense (Benefit)	(90,000)	40,000	28,000	15,514,000	1,000	(90,000)	10,562,000	(90,000)	7,137,000

Net Income	108,422,000	47,363,000	23,627,000	52,488,000	77,448,000	88,809,000	43,292,000	84,617,000	36,931,000

Net Income Available to Common Stockholders	$108,422,000	$47,363,000	$23,627,000	$52,488,000	$77,448,000	$88,809,000	$43,292,000	$84,617,000	$36,931,000

Net Income Per Common Share—Basic	2.22	1.08	0.55	0.94	1.63	$1.82	$0.78	$1.74	$0.66
Net Income Per Common Share—Diluted	2.20	1.07	0.55	0.93	1.61	$1.80	$0.77	$1.72	$0.66

Consolidated Cash Flow Information:
Net cash provided by (used in):
Operating activities	$158,138,000	$85,835,000	$53,299,000	$165,876,000	$122,046,000
Investing activities	(323,248,000)	(105,315,000)	(39,246,000)	(387,893,000)	(230,205,000)
Financing activities	256,539,000	20,224,000	(18,273,000)	140,400,000	128,402,000

	At December 31,			At September 30,		Pro Forma for the Note Offering	Pro Forma for the Contribution
	2011	2010	2009	2012	2011	At September 30, 2012	At September 30, 2012
Consolidated Balance Sheet Data:
Total assets	$691,158,000	$319,693,000	$227,344,000	$970,609,000	$553,437,000	$1,075,944,000	$959,811,000
Total debt, including current maturity	2,283,000	51,917,000	52,428,000	143,180,000	2,317,000	248,515,000	143,180,000
Total liabilities	58,808,000	108,637,000	102,293,000	289,982,000	75,752,000	395,317,000	285,378,000
Stockholders’ equity	632,350,000	211,056,000	125,051,000	680,627,000	477,685,000	680,627,000	674,433,000

Summary Operating and Reserve Data

The following tables set forth production volumes, average prices and estimates of proved reserves for the periods presented. The estimates of net proved oil and natural gas reserves were prepared by Netherland, Sewell & Associates, Inc., or NSAI, with respect to our WCBB, Hackberry and Niobrara fields at December 31, 2011 (33% of our proved reserves at December 31, 2011), with respect to our WCBB and Niobrara fields at December 31, 2010, and with respect to our WCBB field at December 31, 2009; by Ryder Scott Company L.P., or Ryder Scott, at December 31, 2011 (67% of our proved reserves at December 31, 2011), and by Pinnacle Energy Services, LLC, or Pinnacle, at December 31, 2010 and 2009, with respect to our assets in the Permian Basin in West Texas; and by our personnel with respect to our overriding royalty and non-operated interests at December 31, 2011 (less than 1% of our proved reserves at December 31, 2011) and with respect to our Hackberry fields, overriding royalty and non-operated interests at December 31, 2010 and 2009. For additional information, you should refer to “Risk Factors,” “Business—Proved Oil and Natural Gas Reserves,” “Business—Production, Prices, and Production Costs,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and notes thereto and our unaudited consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,						Nine Months Ended September 30,
	2011		2010		2009		2012		2011
Production Volumes
Oil (MBbls)	2,128		1,777		1,531		1,783		1,510
Gas (MMcf)	878		788		491		741		692
Natural gas liquids (MGal)	2,468		2,821		2,719		2,424		1,933
Oil equivalents (Mboe)	2,333		1,976		1,677		1,964		1,671
Average Prices
Oil (per Bbl)	$104.33	(1)	$68.29	(1)	$53.29	(1)	$105.25	(1)	$102.35	(1)
Gas (per Mcf)	$4.37		$4.40		$4.06		$2.87		$4.56
Natural gas liquids (per Gal)	$1.25		$1.00		$0.73		$0.98		$1.21
Oil equivalents (per Boe)	$98.13	(1)	$64.61	(1)	$51.01	(1)	$97.82	(1)	$95.76	(1)

	Year Ended December 31,
	2011		2010		2009
	Oil (MBbls)	Natural Gas (MMcf)	Oil (MBbls)	Natural Gas (MMcf)	Oil (MBbls)	Natural Gas (MMcf)
Estimated Proved Reserves
Proved developed	7,485	6,152	7,230	6,068	6,165	4,325
Proved undeveloped	9,260	9,576	12,474	10,090	11,323	10,007

Total(2)	16,745	15,728	19,704	16,158	17,488	14,332

	Year Ended December 31,
	2011	2010	2009
Total net proved oil and natural gas reserves (Mboe)(2)	19,367	22,397	19,877
PV-10 value (in millions)(3)	$490.5	$392.6	$263.0
Standardized measure (in millions)(4)	$376.7	$315.5	$240.8

(1)	Includes various derivative contracts at a weighted average price of:

January—December 2011	$86.96
January—December 2010	$57.55
January—December 2009	$55.01
January—September 2012	$108.76
January—September 2011	$86.96

Excluding the net effect of the fixed price swaps, the average oil price for 2011 would have been $107.13 per barrel and $100.68 per barrel of oil equivalent. The total volume hedged for 2011 represented approximately 31% of our total sales volumes for the year. Excluding the net effect of the forward sales contracts, the average oil price for 2010 would have been $78.12 per barrel and $73.45 per barrel of oil equivalent. The total volume hedged for 2010 represented approximately 45% of our total sales volumes for the year. Excluding the effect of the forward sales contracts, the average oil price for 2009 would have been $57.98 per barrel and $55.29 per barrel of oil equivalent. The total volume hedged for 2009 represented approximately 49% of our total sales volumes for the year. Excluding the net effect of the fixed price swaps, the average oil price for the nine months ended September 30, 2012 would have been $106.81 per barrel and $99.24 per barrel of oil equivalent. The total volume hedged for the nine months ended September 30, 2012 represented approximately 42% of our total sales volumes for the period. Excluding the net effect of the fixed price swaps, the average oil price for the nine months ended September 30, 2011 would have been $105.11 per barrel and $98.25 per barrel of oil equivalent. The total volume hedged for the nine months ended September 30, 2011 represented approximately 33% of our total sales volumes for the period.

(2)	Estimates of reserves as of year-end 2011, 2010 and 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2011, 2010 and 2009, respectively, in accordance with revised guidelines of the SEC applicable to reserves estimates as of year-end 2011, 2010 and 2009. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.
(3)	Represents present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proven reserves. The estimated future net revenues set forth above were determined by using reserve quantities of proved reserves and the periods in which they are expected to be developed and produced based on certain prevailing economic conditions. The estimated future production in our reserve reports for the years ended December 31, 2011, 2010 and 2009 is priced based on the 12-month unweighted arithmetic average of the first-day-of-the month price for the period January through December of the applicable year, using $96.19 per barrel and $4.12 per million British thermal units, or MMBtu, $76.16 per barrel and $4.38 per MMBtu and $57.90 per barrel and $3.87 per MMBtu, respectively, and in each case adjusted by lease for transportation fees and regional price differentials.

PV-10 is a non-GAAP measure because it excludes income tax effects. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation of

PV-10 to the most directly comparable GAAP measure—standardized measure of discounted future net cash flows. The following table reconciles the standardized measure of future net cash flows to the PV-10 value:

	Year Ended December 31,
	2011	2010	2009
Standardized measure of discounted future net cash flows	$376,681,000	$315,487,000	$240,774,000
Add: Present value of future income tax discounted at 10%	113,791,000	77,117,000	22,237,000

PV-10 value	$490,472,000	$392,604,000	$263,011,000

(4)	The standardized measure represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the following risks and all other information contained or incorporated by reference in this prospectus supplement, including our historical financial statements and related notes, before deciding to invest in our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks or by additional risks not currently known to us or that we currently deem not material. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Information contained in this section may be considered “forward-looking statements”. See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of certain qualifications regarding such statements.

Risks Related to our Business and Industry

The volatility of oil and natural gas prices due to factors beyond our control greatly affects our profitability.

Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and natural gas properties depend primarily upon the prevailing prices for oil and natural gas. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the expected rates of declining current production;

•	weather conditions, including hurricanes, and other natural disasters that can affect oil and natural gas operations over a wide area;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	technical advances affecting energy consumption;

•	risks associated with operating drilling rigs;

•	the availability of pipeline capacity and other transportation facilities;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	speculative trading in crude oil and natural gas derivative contracts;

•	political or economic instability or armed conflict in oil and natural gas producing regions, including the Middle East, Africa, South America and Russia; and

•	the overall domestic and global economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. For example, during the past five years, the posted price for West Texas intermediate light sweet crude oil, which we refer to herein as West Texas Intermediate or WTI, has ranged from a low of $30.28 per barrel, or Bbl, in December 2008 to a high of $145.31 per Bbl in July 2008. The Henry Hub spot market price of natural gas has ranged from a low of $1.83 per MMBtu in September 2009 to a high of $13.31 per MMBtu in July 2008. During 2011, West Texas Intermediate prices ranged from $75.40 to $113.39 per Bbl and the Henry Hub spot market price of natural gas ranged from $2.84 to $4.92 per MMBtu. On November 30, 2012, the West Texas Intermediate posted price for crude oil was $88.91 per barrel and the Henry Hub spot market price of natural gas was $3.46 per MMBtu. Any substantial decline in the price of oil and natural gas will likely have a material adverse effect on our operations, financial condition and level of expenditures for the development of our oil and natural gas reserves. In addition, lower oil and natural gas prices may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our production estimates change or our exploration or development results deteriorate, full cost accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties.

Declining general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit, the European debt crisis, the United States mortgage market and a weak real estate market in the United States have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatile prices of oil, natural gas and natural gas liquids, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and a recession. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the economies of the United States and other countries. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates further, worldwide demand for petroleum products could diminish, which could impact the price at which we can sell our oil, natural gas and natural gas liquids, affect the ability of our vendors, suppliers and customers to continue operations and ultimately adversely impact our results of operations, liquidity and financial condition.

Our success depends on finding, developing or acquiring additional reserves, which requires significant capital expenditures.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves will generally decline as reserves are depleted, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. To increase reserves and production, we undertake development, exploration and other replacement activities or use third parties to accomplish these activities. We have made and expect to make in the future substantial capital expenditures in our business and operations for the development, production, exploration and acquisition of oil and natural gas reserves. Historically, we have financed capital expenditures primarily with cash flow from operations, the issuance of equity securities and borrowings under our bank and other credit facilities. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.

We may not have sufficient resources to undertake our exploration, development and production activities or the acquisition of oil and natural gas reserves, our exploratory projects or other replacement activities may not result in significant additional reserves and we may not have success drilling productive wells at low finding and development costs. Furthermore, although our revenues may increase if prevailing oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

Our failure to successfully identify, complete and integrate future acquisitions of properties or businesses could reduce our earnings and slow our growth.

There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to complete acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Further, these acquisitions may be in geographic regions in which we do not currently operate, which could result in unforeseen operating difficulties and difficulties in coordinating geographically dispersed operations, personnel and facilities. In addition, if we enter into new geographic markets, we may be subject to additional and unfamiliar legal and regulatory requirements. Compliance with regulatory requirements may impose substantial additional obligations on us and our management, cause us to expend additional time and resources in compliance activities and increase our exposure to penalties or fines for non-compliance with such additional legal requirements. Completed acquisitions could require us to invest further in operational, financial and management information systems and to attract, retain, motivate and effectively manage additional employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

If we are unable to complete capital projects in a timely manner, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays related to capital spending programs involving engineering, procurement and construction of facilities (including improvements and repairs to our existing facilities) could adversely affect our ability to achieve forecasted internal rates of return and operating results. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we produce. Such delays may arise as a result of unpredictable factors, many of which are beyond our control, including:

•	denial of or delay in receiving requisite regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of components or construction materials;

•	adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and

•	nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects.

Our Canadian oil sands project is a complex undertaking and may not be completed at our estimated cost or at all.

During the third quarter of 2006, we, through our wholly-owned subsidiary Grizzly Holdings Inc., purchased a 24.9% interest in Grizzly. The remaining interests in Grizzly are owned by entities controlled by Wexford. As of September 30, 2012, Grizzly had approximately 800,000 acres under lease in the Athabasca region located in the Alberta Province near Fort McMurray within a few miles of other existing oil sands projects. Our total net investment in Grizzly was approximately $165.0 million as of September 30, 2012. As of that date, Grizzly had drilled an aggregate of 232 core holes and seven water supply test wells, tested eleven separate lease blocks and conducted a seismic program. In March 2010, Grizzly filed an application for the development of an 11,300 barrel per day oil sand project at Algar Lake. In November 2011, the Government of Alberta provided a formal Order-in Council authorizing the Alberta Energy Resources Conservation Board (ERCB) to issue the formal regulatory approval of Grizzly’s Algar Lake SAGD project. During the second quarter of 2012, Grizzly finished SAGD well pair drilling at Algar Lake and began the process of completing those well pairs for SAGD injection and production. In the first quarter of 2012, Grizzly completed the acquisition of approximately 47,000 acres through the purchase of its May River property and has prepared a full field development plan under which the May River property will be developed in multiple phases with the goal of producing 70,000 barrels per day of bitumen by the year 2020. Grizzly’s 2012 activities have included the completion of the 2011/2012 core hole drilling and seismic program, submission of a SAGD project regulatory application for Thickwood Hills and the further development of its Algar Lake SAGD project, which included the fabrication and onsite construction of a central processing facility and the drilling of ten initial SAGD well pairs. This is a complex project and additional financing may be required. There can be no assurance that such financing, if required, could be obtained on commercially reasonable terms or at all.

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies or personnel may restrict our operations.

The oil and natural gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials (particularly sand and other proppants), supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase and demand for, and wage rates of, qualified drilling rig crews also rise with increases in demand. In accordance with customary industry practice, we rely on independent third party service providers to provide most of the services necessary to drill new wells. If we are unable to secure a sufficient number of drilling rigs at reasonable costs, our financial condition and results of operations could suffer, and we may not be able to drill all of our acreage before our leases expire. Shortages of drilling rigs, equipment, raw materials (particularly sand and other proppants), supplies, personnel, trucking services, tubulars, fracking and completion services and production equipment could delay or restrict our exploration and development operations, which in turn could impair our financial condition and results of operations.

We rely on a few key employees whose absence or loss could disrupt our operations resulting in a loss of revenues.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of Mike Liddell, our Chairman of the Board, James D. Palm, our Chief Executive Officer, Michael G. Moore, our Chief Financial Officer, or our two geophysicists could disrupt our operations resulting in a loss of revenues. Our executives are not restricted from competing with us if they cease to be employed by us, except under certain limited circumstances prohibiting competition while making use of our trade secrets. We are party to an employment agreement with each of these executive officers. As a practical matter, however, employment agreements may not assure the retention of our employees. Further, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

SEC rules that went into effect for fiscal years ending on or after December 31, 2009 could limit our ability to book additional proved undeveloped reserves in the future.

SEC rules that went into effect for fiscal years ending on or after December 31, 2009 require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit our ability to book additional proved undeveloped reserves as we pursue our drilling program. Moreover, we may be required to write down our proved undeveloped reserves if we do not drill those wells within the required five-year timeframe.

Estimates of oil and natural gas reserves are uncertain and may vary substantially from actual production.

There are numerous uncertainties associated with estimating quantities of proved reserves and in projecting future rates of production and timing of expenditures. The reserve information herein represents estimates prepared by NSAI with respect to our WCBB, Hackberry and Niobrara fields at December 31, 2011, with respect to our WCBB and Niobrara fields at December 31, 2010, and with respect to our WCBB field at December 31, 2009; by Ryder Scott at December 31, 2011, and by Pinnacle at December 31, 2010 and 2009, with respect to our assets in the Permian Basin in West Texas (which assets have been contributed to Diamondback as described in “Summary—Contribution”); and by our personnel with respect to our overriding royalty and non-operated interests at December 31, 2011 and with respect to our Hackberry fields, overriding royalty and non-operated interests at December 31, 2010 and 2009. Petroleum engineering is not an exact science. Information relating to our proved oil and natural gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, future site restoration and abandonment costs, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

Estimates of reserves as of year-end 2011, 2010 and 2009 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2011, 2010 and 2009, respectively, in accordance with the revised guidelines of the SEC applicable to reserves estimates for such years. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

The present value of future net revenues from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net revenue from our proved reserves for 2011, 2010 and 2009 on average price equal to the unweighted average of prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2011, 2010 and 2009, respectively, in accordance with the revised guidelines of the SEC applicable to reserves estimates for such years. However, actual future net revenues from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of costs in connection with the development and production of oil and natural gas properties will affect the timing of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

As of December 31, 2011, approximately 56% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and may require successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, but these assumptions may not be accurate, and this may not occur.

There are numerous uncertainties in estimating quantities of bitumen reserves and resources in connection with our equity investment in Grizzly and the indicated level of reserves or recovery of bitumen may not be realized.

There are numerous uncertainties in estimating quantities of bitumen reserves and resources, and the indicated level of reserves or recovery of bitumen may not be realized. In general, estimates of economically recoverable bitumen reserves and the future net cash flow from such reserves are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves and resources that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves. Reserve and resource estimates may require revision based on actual production experience. Reserve and resources estimates are determined with reference to assumed oil prices and operating costs. Market price fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. The actual gravity or quality of bitumen to be produced from Grizzly’s lands cannot be determined at this time.

The marketability of our production is dependent upon compressors, gathering lines, transportation barges and other facilities, certain of which we do not control. When these facilities are unavailable, our operations can be interrupted and our revenues reduced.

The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of natural gas lines and transportation barges owned by third parties. In general, we do not control these transportation facilities and our access to them may be limited or denied. A significant disruption in the availability of these transportation facilities or our compression and other production facilities could adversely impact our ability to deliver to market or produce our oil and natural gas and thereby cause a significant interruption in our operations. We are at particular risk with respect to oil and natural gas produced at our WCBB field, which is our largest producing field. In October 2006, for example, a natural gas line in this field operated by our natural gas purchaser was ruptured by a third party contractor, requiring the field to be shut in for approximately seven weeks until the line could be repaired. Further, we are dependent on our oil purchaser to provide the barges necessary to transport our oil production from the WCBB field. In addition, we currently intend to focus a significant portion of our future exploration and development activity on our Utica Shale acreage. Historically, there has been no or only limited infrastructure in this area. If we are unable, for any sustained period, to implement acceptable delivery or transportation arrangements or encounter compression or other production related difficulties, we will be required to shut in or curtail production from the impacted field(s). Any such shut in or curtailment, or an inability to obtain favorable terms for delivery of the oil and natural gas produced from our fields, would adversely affect our financial condition and results of operations.

A substantial portion of our producing properties is located in Louisiana, making us vulnerable to risks associated with operating in this region.

Our largest field by production, WCBB, is located approximately five miles off the coast of Louisiana in a shallow bay with water depths averaging eight to ten feet. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from this region caused by weather conditions such as fog or rain, hurricanes or other natural disasters or lack of field infrastructure. Losses could occur for uninsured risks or in amounts in excess of any existing insurance coverage. We may not be able to obtain and maintain adequate insurance at rates we consider reasonable or that any particular types of coverage will be available.

Our identified drilling locations, which are part of our anticipated future drilling plans, are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

We have identified over 600 drilling locations on our Louisiana, Ohio and Western Colorado properties. These drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, oil and natural gas prices, inclement weather, costs, drilling results and regulatory changes. Because of these uncertainties, we do not know if the numerous potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that may result in a total loss of investment and adversely affect our business, financial condition or results of operations.

Our drilling activities are subject to many risks. For example, we cannot assure you that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then realized prices after deducting drilling, operating and other costs. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The costs of exploration, exploitation and development activities are subject to numerous uncertainties beyond our control, and increases in those costs can adversely affect the economics of a project. Further, our drilling and producing operations may be curtailed, delayed, canceled or otherwise negatively impacted as a result of other factors, including:

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.

Operating hazards and uninsured risks may result in substantial losses and could prevent us from realizing profits.

Our operations are subject to all of the hazards and operating risks associated with drilling for and production of oil and natural gas, including the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of natural gas, oil and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, suspension of operations and repairs to resume operations.

In accordance with what we believe to be customary industry practice, we historically have maintained insurance against some, but not all, of our business risks. Our insurance may not be adequate to cover any losses or liabilities we may suffer. Also, insurance may no longer be available to us or, if it is, its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations or cash flow. In addition, we understand that insurance carriers are modifying or otherwise restricting insurance coverage or ceasing to provide certain types of insurance coverage in the Gulf Coast region. We may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position. We may also be liable for environmental damage caused by previous owners of properties purchased by us, which liabilities may not be covered by insurance. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

We may incur losses as a result of title defects in the properties in which we invest.

It is our practice in acquiring oil and gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to the drilling of an oil or gas well, however, it is the normal practice in our industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Our failure to cure any title defects may delay or prevent us from utilizing the associated mineral interest, which may adversely impact our ability in the future to increase production and reserves. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

We acquire significant amounts of unproved property in order to further our development efforts and expect to continue to undertake acquisitions in the future. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We acquire unproved properties and lease undeveloped acreage that we believe will enhance our growth potential and increase our earnings over time. However, we cannot assure you that all prospects will be economically viable or that we will not abandon our investments. Additionally, we cannot assure you that unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that new wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient commercial quantities to cover the drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and many factors can adversely affect the economics of a well or property. Drilling operations may be curtailed, delayed or canceled as a result of unexpected drilling conditions, equipment failures or accidents, shortages of equipment or personnel, environmental issues and for other reasons. In addition, wells that are profitable may not meet our internal return targets, which are dependent upon the current and expected future market prices for oil and natural gas, expected costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. Drilling results in our newer oil and liquids-rich shale plays may be more uncertain than in shale plays that are more developed and have longer established production histories, and we can provide no assurance that drilling and completion techniques that have proven to be successful in other shale formations to maximize recoveries will be ultimately successful when used in newly developed shale formations.

Part of our strategy involves drilling in existing or emerging shale plays using the latest available horizontal drilling and completion techniques; therefore, the results of our planned exploratory drilling in these plays are subject to drilling and completion technique risks and drilling results may not meet our expectations for reserves or production.

Our operations involve utilizing the latest drilling and completion techniques as developed by us and our service providers. Risks that we face while drilling include, but are not limited to, landing our well bore in the desired drilling zone, staying in the desired drilling zone while drilling horizontally through the formation, running our casing the entire length of the well bore and being able to run tools and other equipment consistently through the horizontal well bore. Risks that we face while completing our wells include, but are not limited to, being able to fracture stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations and successfully cleaning out the well bore after completion of the final fracture stimulation stage. The results of our drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas have limited or no production history and consequently we are less able to predict future drilling results in these areas.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems, and/or natural gas and oil prices decline, the return on our investment in these areas may not be as attractive as we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and gas properties and the value of our undeveloped acreage could decline in the future.

We are not the operator of all of our oil and natural gas properties and therefore are not in a position to control the timing of development efforts, the associated costs or the rate of production of the reserves on such properties.

Approximately 67% of our proved reserves at December 31, 2011 was attributable to our acreage position in the Permian Basin, all of which was contributed on October 11, 2012 to Diamondback in the Contribution discussed under “Summary—Contribution” in connection with the Diamondback IPO. Immediately upon completion of the Contribution, we owned a 35% equity interest in Diamondback, rather than leasehold interests in our Permian Basin acreage. As of October 23, 2012, following the closing of the Diamondback IPO and the underwriters’ exercise in full of their option to purchase additional shares of common stock of Diamondback, we owned approximately 21.4% of Diamondback’s outstanding common stock. Our investment in Diamondback will be accounted for as an equity method investment going forward.

We are not the operator of all of the properties in which we have an interest, and have limited ability to exercise influence over the operations of such non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs, could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others will depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.

In addition, when we are not the majority owner or operator of a particular oil or natural gas project, if we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

Our undeveloped acreage in the Niobrara Formation must be drilled before lease expiration to hold the acreage by production. In highly competitive markets for acreage, failure to drill sufficient wells to hold acreage could result in a substantial lease renewal cost or, if renewal is not feasible, loss of our lease and prospective drilling opportunities.

Unless production is established within the spacing units covering the undeveloped acres on which some of the locations are identified, the leases for such acreage will expire. As of December 31, 2011, leases representing 32%, 35%, 12%, 1% and 20%, respectively, of our total Niobrara undeveloped acreage are scheduled to expire in 2012, 2013, 2014, 2015 and thereafter. None of our Utica acreage leases are scheduled to expire until 2015, at which time 49% of our total Utica undeveloped acreage as of December 31, 2011 will be subject to expiration, with 51% of such acreage expiring thereafter, although our Utica leases generally grant us the right to extend these leases for an additional five-year period. The cost to renew such leases may increase significantly, and we may not be able to renew such leases on commercially reasonable terms or at all. As such, our actual drilling activities may differ materially from our current expectations, which could adversely affect our business.

Properties we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties that we acquire or obtain protection from sellers against such liabilities.

Acquiring oil and gas properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of the property. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

Our operations are subject to various governmental regulations which require compliance that can be burdensome and expensive.

Our oil and natural gas operations are subject to various federal, state and local governmental regulations that may be changed from time to time in response to economic and political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation, remediation, emission and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, requirements for additional pollution controls and injunctions limiting or prohibiting some or all of our operations. Moreover, these laws and regulations have continually imposed increasingly strict requirements for water and air pollution control and solid waste management. Significant expenditures may be required to comply with governmental laws and regulations applicable to us. We believe the trend of more expansive and stricter environmental legislation and regulations will continue. See “Business—Regulation—Environmental Matters and Regulation” and “Business—Regulation—Other Regulation of the Oil and Natural Gas Industry” included in our most recent Annual Report on Form 10-K incorporated by reference herein for a description of the laws and regulations that affect us.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing is an important common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. The federal Safe Drinking Water Act, or SDWA, regulates the underground injection of substances through the Underground Injection Control, or UIC, program. Hydraulic fracturing is generally exempt from regulation under the UIC program, and the hydraulic fracturing process is typically regulated by state oil and gas commissions. The Environmental Protection Agency, or EPA, however, has recently taken the position that hydraulic fracturing with fluids containing diesel fuel is subject to regulation under the UIC program, specifically as “Class II” UIC wells. At the same time, the White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic-fracturing practices, the EPA has commenced a study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the U.S. House of Representatives is also conducting an investigation of hydraulic fracturing practices. Moreover, the EPA announced on October 20, 2011 that it is also launching a study regarding wastewater resulting from hydraulic fracturing activities and currently plans to propose standards by 2014 that such wastewater must meet before being transported to a treatment plant. As part of these studies, both the EPA and the House committee have requested that certain companies provide them with information concerning the chemicals used in the hydraulic fracturing process. These studies, depending on their results, could spur initiatives to regulate hydraulic fracturing under the SDWA or otherwise.

Legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. The U.S. Congress continues to consider legislation to amend the Safe Drinking Water Act.

On April 17, 2012, the EPA approved final regulations under the federal Clean Air Act that establish new air emission controls for oil and natural gas production and natural gas processing operations. Specifically, EPA’s rule package includes New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds, or VOCs, and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities. The final rule includes a 95% reduction in VOCs emitted by requiring the use of reduced emission completions or “green completions” on all hydraulically-fractured wells constructed or refractured after January 1, 2015. The rules also establish specific new requirements regarding emissions from compressors, controllers, dehydrators, storage tanks and other production equipment. These rules will require a number of modifications to our operations, including the installation of new equipment to control emissions from our wells by January 1, 2015. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business.

In addition, there are certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. The federal government is currently undertaking several studies of hydraulic fracturing’s potential impacts, the results of which are expected between later in 2012 and 2014. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory authorities. The U.S. Department of Energy is conducting an investigation into practices the agency could recommend to better protect the environment from drilling using hydraulic-fracturing completion methods. Additionally, certain members of Congress have called upon the U.S. Government Accountability Office to investigate how hydraulic fracturing might adversely affect water resources, the SEC to investigate the natural-gas industry and any possible misleading of investors or the public regarding the economic feasibility of pursuing natural gas deposits in shale formations by means of hydraulic fracturing, and the U.S. Energy Information Administration to provide a better understanding of that agency’s estimates regarding natural gas reserves, including reserves from shale formations, as well as uncertainties associated with those estimates.

Some states in which we operate or hold oil and natural gas interests have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances and/or require the disclosure of the composition of hydraulic fracturing fluids. For example, in January 2012, the Ohio Department of Natural Resources issued a temporary moratorium on the development of hydraulic fracturing disposal wells in northeast Ohio, to study the relationship between these wells and minor earthquakes reported in the area. The Texas Railroad Commission and Louisiana Department of Natural Resources recently adopted rules and regulations requiring that well operators disclose the list of chemical ingredients subject to the requirements of federal Occupational Safety and Health Act (OSHA) to state regulators and on a public internet website. Effective August 26, 2011, Montana adopted hydraulic fracturing disclosure regulations under which well operators must provide information in drilling permit applications on the estimated volume and types of materials to be used in the proposed hydraulic fracturing activities. Upon completion of the well, well operators must provide the Montana Board of Oil and Gas Conservation with the volume and type of chemicals used, including the additive type, chemical ingredient names, and Chemical Abstracts Service, or CAS, number, subject to certain trade secret protections. On April 1, 2012, the North Dakota Industrial Commission enacted regulations requiring hydraulic fracturing well operators to disclose the hydraulic fluid composition, including the trade name, supplier, ingredients, CAS Number, and the maximum ingredient concentrations of all additives in the hydraulic fracturing fluid. Colorado enacted rules requiring similar disclosures on January 30, 2012. Also, on May 4, 2012, the U.S. Department of Interior, or DOI, issued a draft rule that seeks to require companies operating on federal and Indian lands to (i) publicly disclose the chemicals used in the hydraulic fracturing process; (ii) confirm its wells meet certain construction standards and (iii) establish site plans to manage flowback water. We plan to use hydraulic fracturing in connection with the development and production of certain of our oil and natural gas properties and any increased federal, state, local, foreign or international regulation of hydraulic fracturing or offshore drilling, including legislation and regulation in the states in which we operate, could reduce the volumes of oil and gas that we can economically recover, which could materially and adversely affect our revenues and results of operations.

There has been increasing public controversy regarding hydraulic fracturing with regard to use of fracturing fluids, impacts on drinking water supplies, use of waters and the potential for impacts to surface water, groundwater and the environment generally. A number of lawsuits and enforcement actions have been initiated across the country implicating hydraulic fracturing practices. If new laws or regulations that significantly restrict hydraulic fracturing, such as the FRAC Act, are adopted, such laws could make it more difficult or costly for us to perform fracturing to stimulate production from tight formations as well as make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, if hydraulic fracturing is further regulated at the federal or state level, our fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. Such legislative changes could cause us to incur substantial compliance costs, and compliance or the consequences of any failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the impact on our business of newly enacted or potential federal or state legislation governing hydraulic fracturing.

Our operations may be exposed to significant delays, costs and liabilities as a result of environmental, health and safety requirements applicable to our business activities.

We may incur significant delays, costs and liabilities as a result of federal, state and local environmental, health and safety requirements applicable to our exploration, development and production activities. These laws and regulations may require us to obtain a variety of permits or other authorizations governing our air emissions, water discharges, waste disposal or other environmental impacts associated with drilling, producing and other operations; regulate the sourcing and disposal of water used in the drilling, fracturing and completion processes; limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier and other protected areas; require remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen pits; and/or impose substantial liabilities for spills, pollution or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of oil or natural gas production. These laws and regulations are complex, change frequently and have tended to become increasingly stringent over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, the suspension or revocation of necessary permits, licenses and authorizations, the requirement that additional pollution controls be installed and, in some instances, issuance of orders or injunctions limiting or requiring discontinuation of certain operations.

Under certain environmental laws that impose strict as well as joint and several liability, we may be required to remediate contaminated properties currently or formerly operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. In addition, the risk of accidental and/or unpermitted spills or releases from our operations could expose us to significant liabilities, penalties and other sanctions under applicable laws. In this regard, in November 2012, we and other entities involved in our WCBB field operations received a government subpoena, which we are in the process of reviewing and to which we plan to respond, for the production of documents and other information related primarily to a discharge of produced water that allegedly was identified by the U.S. Coast Guard in March 2012. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Oil and natural gas operations in our operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Seasonal restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration and production activities that could have an adverse impact on our ability to develop and produce our reserves

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business. The U.S. Congress recently adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act (HR 4173), which, among other provisions, establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The legislation was signed into law by the President on July 21, 2010, and requires the Commodities Futures Trading Commission, or CFTC, and the SEC to promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. In its rulemaking under the new legislation, the CFTC has proposed regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions or positions would be exempt from these position limits. Although the CFTC has promulgated numerous final rules based on its proposals, it is not possible at this time to predict when the CFTC will finalize its proposed regulations or the effect of such regulations on our business. The financial reform legislation may also require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our existing or future derivative activities, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to separate entities, which may not be as creditworthy as the current counterparties. The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our derivative contracts in existence at that time, and increase our exposure to less creditworthy counterparties. If we reduce or change the way we use derivative instruments as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the legislation was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Proposed changes to U.S. tax laws, if adopted, could have an adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. President’s Fiscal Year 2013 Budget Proposal includes provisions that would, if enacted, make significant changes to U.S. tax laws. These changes include, but are not limited to, (i) eliminating the immediate deduction for intangible drilling and development costs, (ii) eliminating the deduction from income for domestic production activities relating to oil and natural gas exploration and development, (iii) the repeal of the percentage depletion allowance for oil and gas properties, (iv) an extension of the amortization period for certain geological and geophysical expenditures and (iv) implementing certain international tax reforms. These proposed changes in the U.S. tax laws, if adopted, or other similar changes that reduce or eliminate deductions currently available with respect to oil and natural gas exploration and development, could adversely affect our business, financial condition, results of operations and cash flows.

The adoption of climate change legislation by Congress could result in increased operating costs and reduced demand for the oil and natural gas we produce.

Many nations have agreed to limit emissions of “greenhouse gases” pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol.” Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of oil, natural gas, and refined petroleum products, are “greenhouse gases,” or GHGs, regulated by the Kyoto Protocol. Although the United States is not participating in the Kyoto Protocol at this time, several states or geographic regions have adopted legislation and regulations to reduce emissions of greenhouse gases. Additionally, on April 2, 2007, the U.S. Supreme Court ruled, in Massachusetts, et al. v. EPA, that the EPA has the authority to regulate carbon dioxide emissions from automobiles as “air pollutant” under the federal Clean Air Act. Thereafter, in December 2009, the EPA issued an Endangerment Finding that determined that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because, according to the EPA, emissions of such gases contribute to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allowed the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. Subsequently, the EPA adopted two sets of related rules, one of which purports to regulate emissions of GHGs from motor vehicles and the other of which regulates emissions of GHGs from certain large stationary sources of emissions such as power plants or industrial facilities. The EPA finalized the motor vehicle rule, which purports to limit emissions of GHGs from motor vehicles manufactured in model years 2012-2016, in April 2010 and it became effective January 2011, although it does not require immediate reductions in GHG emissions. A recent rulemaking proposal by the EPA and the Department of Transportation’s National Highway Traffic Safety Administration seeks to expand the motor vehicle rule to include vehicles manufactured in model years 2017-2025. The EPA adopted the stationary source rule, also known as the “Tailoring Rule,” in May 2010, and it also became effective January 2011, although it remains subject of several pending lawsuits filed by industry groups. The Tailoring Rule establishes new GHG emissions thresholds that determine when stationary sources must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the Clean Air Act. The permitting requirements of the PSD program apply only to newly constructed or modified major sources. Obtaining a PSD permit requires a source to install best available control technology, or BACT, for those regulated pollutants that are emitted in certain quantities. Phase I of the Tailoring Rule, which became effective on January 2, 2011, requires projects already triggering PSD permitting that are also increasing GHG emissions by more than 75,000 tons per year to comply with BACT rules for their GHG emissions. Phase II of the Tailoring Rule, which became effective on July 1, 2011, requires preconstruction permits using BACT for new projects that emit 100,000 tons of GHG emissions per year or existing facilities that make major modifications increasing GHG emissions by more than 75,000 tons per year. Phase III of the Tailoring Rule, which is expected to go into effect in 2013, will seek to streamline the permitting process and permanently exclude smaller sources from the permitting process. Additionally, in September 2009, the EPA issued a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., including natural gas liquids fractionators and local natural gas/distribution companies, beginning in 2011 for emissions occurring in 2010. In November 2010, the EPA expanded its existing GHG reporting rule to include onshore and offshore oil and natural gas production and onshore processing, transmission, storage and distribution facilities, which may include certain of our facilities, beginning in 2012 for emissions occurring in 2011. In addition, the EPA has continued to adopt GHG regulations of other industries, such as the March 2012 proposed GHG rule restricting future development of coal-fired power plants. The proposed rule underwent an extended public comment process, which concluded on June 25,

2012. The EPA is also under a legal obligation pursuant to a consent decree with certain environmental groups to issue new source performance standards for refineries. The EPA has also adopted regulations imposing best available control technology requirements on the largest greenhouse gas stationary sources, regulations requiring reporting of greenhouse gas emissions from certain facilities, and it is considering additional regulation of greenhouse gases as “air pollutants.” As a result of this continued regulatory focus, future GHG regulations of the oil and gas industry remain a possibility.

In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases and almost one-half of the states have already taken legal measures to reduce emissions of greenhouse gases primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. Although the U.S. Congress has not adopted such legislation at this time, it may do so in the future and many states continue to pursue regulations to reduce greenhouse gas emissions. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances corresponding with their annual emissions of GHGs. The number of allowances available for purchase is reduced each year until the overall GHG emission reduction goal is achieved. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly.

Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry. Currently, while we are subject to certain federal GHG monitoring and reporting requirements, our operations are not adversely impacted by existing federal, state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

In addition, there has been public discussion that climate change may be associated with extreme weather conditions such as more intense hurricanes, thunderstorms, tornados and snow or ice storms, as well as rising sea levels. Another possible consequence of climate change is increased volatility in seasonal temperatures. Some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. Extreme weather conditions can interfere with our production and increase our costs and damage resulting from extreme weather may not be fully insured. However, at this time, we are unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting our operations.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

Section 1(b) of the Natural Gas Act of 1938, or the NGA, exempts natural gas gathering facilities from regulation by the Federal Energy Regulatory Commission, or FERC. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish whether a pipeline performs a gathering function and therefore is exempt from FERC’s jurisdiction under the NGA. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is a fact-based determination. The classification of facilities as unregulated gathering is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress, which could cause our revenues to decline and operating expenses to increase and may materially adversely affect our business, financial condition or results of operations. In addition, FERC has adopted regulations that may subject certain of our otherwise non-FERC jurisdictional facilities to FERC annual reporting and daily scheduled flow and capacity posting requirements. Additional rules and legislation pertaining to those and other matters may be considered or adopted by FERC from time to time. Failure to comply with those regulations in the future could subject us to civil penalty liability, which could have a material adverse effect on our business, financial condition or results of operations.

We face extensive competition in our industry.

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These competitors may be better positioned to take advantage of industry opportunities and to withstand changes affecting the industry, such as fluctuations in oil and natural gas prices and production, the availability of alternative energy sources and the application of government regulation.

We depend upon a limited number of customers for the sale of most of our oil and natural gas production. The loss of one or more of these purchasers could, among other factors, limit our access to suitable markets for the oil and natural gas we produce.

The availability of a ready market for any oil and/or natural gas we produce depends on numerous factors beyond the control of our management, including but not limited to the extent of domestic production and imports of oil, the proximity and capacity of gas pipelines, the availability of skilled labor, materials and equipment, the effect of state and federal regulation of oil and natural gas production and federal regulation of gas sold in interstate commerce. The oil and natural gas we produce in Louisiana is sold to purchasers who service the areas where our wells are located. We sell the majority of our oil to Shell Trading Company (“Shell”). Shell takes custody of the oil at the outlet from our oil storage barge. Our production from WCBB is being sold in accordance with the Shell posted price for West Texas/New Mexico Intermediate crude plus or minus Platt’s trade month average P+ value, plus or minus the Platt’s HLS/WTI differential less $2.70 per barrel for transportation. During the six months ended June 30, 2012, we sold 90% and 9% of our oil production to Shell and Windsor, respectively, and 24%, 46% and 28% of our natural gas production to Windsor, Chevron and Hilcorp Energy Company, respectively. During 2011, we sold 93% and 7% of our oil production to Shell and Windsor, respectively, and 22%, 27% and 50% of our natural gas production to Windsor, Chevron and Hilcorp Energy Company, respectively. During 2010, we sold 75% and 19% of our oil production to Shell and Windsor, respectively, and 50%, 32% and 10% of our natural gas production to Windsor, Chevron and Hilcorp Energy Company, respectively. During 2009, we sold 92% and 7% of our oil production to Shell and Windsor, respectively, and 45%, 38% and 16% of our natural gas production to Windsor, Chevron and Hilcorp Energy Company, respectively. Shell has agreed to purchase our Utica oil, and we have agreements in place with various purchasers for our Utica natural gas production. We may not continue to have ready access to suitable markets for our future oil and natural gas production.

Our method of accounting for oil and natural gas properties may result in impairment of asset value.

We use the full cost method of accounting for oil and natural gas operations. Accordingly, all costs, including nonproductive costs and certain general and administrative costs associated with acquisition, exploration and development of oil and natural gas properties, are capitalized. Net capitalized costs are limited to the estimated future net revenues, after income taxes, discounted at 10% per year, from proven oil and natural gas reserves and the cost of the properties not subject to amortization. Such capitalized costs, including the estimated future development costs and site remediation costs, if any, are depleted by an equivalent units-of-production method, converting gas to barrels at the ratio of six Mcf of gas to one barrel of oil.

Companies that use the full cost method of accounting for oil and gas properties are required to perform a ceiling test each quarter. The test determines a limit, or ceiling, on the book value of the oil and gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenues, discounted at 10% per annum, from proved reserves, based on the 12-month unweighted average of the first-day-of-the-month prices for 2011, 2010 and 2009 and prior to 2009, unescalated year-end prices, adjusted for any contract provisions or financial derivatives, if any, that hedge oil and natural gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded on the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, less income tax effects related to differences between the book and tax basis of the oil and natural gas properties. If the net book value reduced by the related net deferred income tax liability exceeds the ceiling, an impairment or noncash writedown is required. A ceiling test impairment can give us a significant loss for a particular period. Once incurred, a write down of oil and natural gas properties is not reversible at a later date, even if oil or gas prices increase. If prices of oil, natural gas and natural gas liquids decrease, we may be required to further write down the value of our oil and gas properties. Future non-cash asset impairments could negatively affect our results of operations.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.

Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical.

We have entered into forward sales contracts and fixed price swaps and may in the future enter into additional contracts for a portion of our production, which may result in our making cash payments or prevent us from receiving the full benefit of increases in prices for oil and gas.

To mitigate the effects of commodity price fluctuations, we were party to forward sales contracts for the sale of 3,000 barrels of WCBB production per day at a weighted average daily price of $54.81 per barrel, before transportation costs and differentials, for the period January 2010 through February 2010. For the period March 2010 through December 2010, we were party to forward sales contracts for the sale of 2,300 barrels of WCBB production per day at a weighted average daily price of $58.24 per barrel before transportation costs and differentials. In November 2010, we entered into fixed price swaps for 2,000 barrels of oil per day at a weighted average price of $86.96 per barrel for the period January 2011 through December 2011. For January 2012 through February 2012, we entered into fixed price swaps for 2,000 barrels of oil per day at a weighted average price of $108.00 per barrel. For the period from March 2012 through July 2012, we entered into fixed price swaps for 3,000 barrels of oil per day at a weighted average price of $109.73 per barrel. For the period from August 2012 through December 2012, we entered into fixed price swaps for 4,000 barrels of oil per day at a weighted average price of $107.29 per barrel. For the period from January 2013 through December 2013, we entered into fixed price swaps for 5,000 barrels of oil per day at a weighted average price of $100.90 per barrel. Under the 2010 contracts, we delivered approximately 45% of our 2010 production. Under the 2011 contracts, we delivered approximately 31% of our 2011 production. Under the 2012 contracts, we have hedged approximately 46% to 47% of our estimated 2012 production. Such arrangements may expose us to risk of financial loss in certain circumstances, including instances where production is less than expected or oil prices increase. In addition, these arrangements may limit the benefit to us of increases in the price of oil. These forward sales contracts and fixed price swaps are accounted for as cash flow hedges and recorded at fair value pursuant to FASB ASC 815, “Derivatives and Hedging,” and related pronouncements.

Our hedging transactions expose us to counterparty credit risk.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the derivative contract and we may not be able to realize the benefit of the derivative contract.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Loss of our information and computer systems could adversely affect our business.

We are dependent on our information systems and computer based programs, including our well operations information, seismic data, electronic data processing and accounting data. If any of such programs or systems were to fail or create erroneous information in our hardware or software network infrastructure, possible consequences include our loss of communication links, inability to find, produce, process and sell oil and natural gas and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on our business.

Risks Relating to Our Indebtedness

Our substantial level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

As of September 30, 2012, on an as adjusted basis, after giving effect to the Contribution, the issuance of the notes and the repayment of all outstanding indebtedness under our secured revolving credit facility, we would have had total indebtedness of $248.5 million, including $246.3 million outstanding under the notes, and borrowing base availability of $45.0 million under our secured revolving credit facility. Upon completion of the concurrent debt offering, we expect our borrowing base will be reduced to $40.0 million.

Our outstanding indebtedness could have important consequences to you, including the following:

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our high level of indebtedness could make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in a default under our secured revolving credit facility or the indenture governing the notes;

•	the restrictions imposed on the operation of our business by the terms of our debt agreements may hinder our ability to take advantage of strategic opportunities to grow our business;

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our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes may be impaired, which could be exacerbated by further volatility in the credit markets;

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we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business; and

•	we may be vulnerable to interest rate increases, as our borrowings under our secured revolving credit facility are at variable interest rates.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, if we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest. More specifically, the lenders under our secured revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or litigation.

We may not have sufficient funds to repay borrowings under our revolving credit facility if required as a result of a borrowing base redetermination.

In connection with the Contribution completed on October 11, 2012 and the issuance of the notes on October 17, 2012, our borrowing base under our senior secured revolving credit facility was reduced to $45.0 million. We expect this borrowing base to be further reduced to $40.0 million upon the completion of the concurrent debt offering. The borrowing base is expected to be redetermined by the lenders on a semiannual basis. Additionally, the required lenders will be able to request one additional borrowing base redetermination in between scheduled redeterminations, and also have the right to redetermine the borrowing base upon the amendment, modification or termination of any swap contract or forward sales contract. In addition, our borrowing base will be reduced in connection with certain asset dispositions.

We repaid all borrowings outstanding under our secured revolving credit facility (approximately $141.0 as of September 30, 2012) with a portion of the proceeds from the offering of the notes, although we intend to reborrow under our secured revolving credit facility in the future. If the outstanding borrowings under our secured revolving credit facility were to exceed the borrowing base as a result of any such recalculation, we would be required to eliminate this excess. If we are forced to repay a portion of our bank borrowings, we may not have sufficient funds to make such repayments. If we do not have sufficient funds and we are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial indebtedness.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying capital expenditures, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. In the absence of such cash flows, we could have substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our secured revolving credit facility and the indenture governing the notes restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair, and proceeds that we do receive may not be adequate to meet any debt service obligations then due. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at the time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on our financial condition.

Despite our current leverage, we may still be able to incur substantially more indebtedness. This could further exacerbate the risks that we and our subsidiaries face.

In connection with the Contribution completed on October 11, 2012 and the issuance of the notes on October 17, 2012, our borrowing base under our senior secured credit facility was reduced from $75.0 million to $45.0 million, all of which is available for future borrowings. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including an additional $50.0 million in connection with the concurrent debt offering. The terms of our secured revolving credit facility and the indenture governing the notes restrict our ability to incur additional indebtedness, but in each case do not completely prohibit, us from doing so. In addition, the indenture governing the notes allows us to issue additional notes under certain circumstances which will also be guaranteed by the guarantors. The indenture governing the notes allows us to incur certain other additional secured debt and will allow our subsidiaries that do not guarantee the notes to incur additional debt. In addition, the indenture governing the notes does not prevent us from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Restrictive covenants in our secured revolving credit facility, in the indenture governing the notes and in future debt instruments may restrict our ability to pursue our business strategies.

Our secured revolving credit facility and the indenture governing the notes limit, and the terms of any future indebtedness may limit, our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	declare or pay dividends or make distributions on our capital stock;

•	prepay subordinated indebtedness;

•	sell assets including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens;

•	engage in business other than the oil and gas business; and

•	designate certain of our subsidiaries as unrestricted subsidiaries.

The restrictions contained in these agreements could limit our ability to plan for, or react to, market conditions, meet capital needs, make acquisitions or otherwise restrict our activities or business plans.

A breach of any of these restrictive covenants could result in default under the agreement governing our senior secured revolving credit facility. If default occurs, the lenders under our senior secured revolving credit facility may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable, which would result in an event of default under the indenture governing the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our senior secured revolving credit facility will also have the right to proceed against the collateral granted to them to secure the indebtedness. If the indebtedness under our senior secured revolving credit facility and the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness.

Risks Related to Our Common Stock and this Offering

If our quarterly revenues and operating results fluctuate significantly, the price of our common stock may be volatile.

Our revenues and operating results may in the future vary significantly from quarter to quarter. If our quarterly results fluctuate, it may cause our stock price to be volatile. We believe that a number of factors could cause these fluctuations, including:

•	changes in oil and natural gas prices;

•	changes in production levels;

•	changes in governmental regulations and taxes;

•	geopolitical developments;

•	the level of foreign imports of oil and natural gas; and

•	conditions in the oil and natural gas industry and the overall economic environment.

Because of the factors listed above, among others, we believe that our quarterly revenues, expenses and operating results may vary significantly in the future and that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

We do not currently pay dividends on our common stock and do not anticipate doing so in the future.

We have paid no cash dividends on our common stock, and we may not pay cash dividends on our common stock in the future. We intend to retain any earnings to fund our operations. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our credit agreement prohibit the payment of any dividends to the holders of our common stock.

A change of control could limit our use of net operating losses.

As of December 31, 2011, we had a net operating loss, or NOL, carry forward of approximately $116.8 million for federal income tax purposes. Transfers of our stock in the future could result in an ownership change. In such a case, our ability to use the NOLs generated through the ownership change date could be limited. In general, the amount of NOLs we could use for any tax year after the date of the ownership change would be limited to the value of our stock (as of the ownership change date) multiplied by the long-term tax-exempt rate.

This offering and future sales of our common stock may depress our stock price.

We and certain of our stockholders have registered a substantial number of shares of our common stock under a registration statement filed with the SEC. Sales of these shares of our common stock in the public market, including the shares sold in this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, sales by certain of our stockholders of their shares could impair our ability to raise capital through the sale of common or preferred stock. As of December 17, 2012, there were 55,768,052 shares of our common stock issued and outstanding, excluding 245,831 shares of unvested restricted stock awarded under our Amended and Restated 2005 Stock Incentive Plan and 345,241 shares issuable upon exercise of outstanding options to purchase our common stock granted under our Amended and Restated 2005 Stock Incentive Plan.

We could issue preferred stock which could be entitled to dividend, liquidation and other special rights and preferences not shared by holders of our common stock or which could have anti-takeover effects.

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time in one or more series as our board of directors, by resolution or resolutions, may from time to time determine each such series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions, if any, of each such series of preferred stock may differ from those of any and all other series of preferred stock at any time outstanding, and, subject to certain limitations of our certificate of incorporation and the Delaware General Corporation Law, or DGCL, our board of directors may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of each such series preferred stock. The issuance of any such preferred stock could materially adversely affect the rights of holders of our common stock and, therefore, could reduce the value of our common stock.

In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party. The ability of our board of directors to issue preferred stock could discourage, delay or prevent a takeover of us, thereby preserving control of the company by the current stockholders.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult. See “Description of Our Capital Stock—Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws” contained in the accompanying prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 11,000,000 shares of our common stock in this offering will be approximately $399.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses, or approximately $459.7 million if the underwriters exercise the over-allotment option granted by us in full. We intend to use our net proceeds from this offering to fund the pending Acquisition and for general corporate purposes, including the funding of a portion of our 2013 capital development plan.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of September 30, 2012, on:

•	an actual basis;

•

a pro forma basis after giving effect to the issuance of the notes on October 17, 2012, the repayment of the $141.0 million outstanding under our senior secured revolving credit facility as of September 30, 2012 with the net proceeds from the note offering and the contribution of our Permian Basin oil and natural gas interests to Diamondback in connection with the Diamondback IPO in the Contribution completed on October 11, 2012; and

•

a pro forma basis as described above as adjusted to give effect to the sale of shares of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and reflects the use of proceeds from this offering to fund the pending Acquisition. The pro forma as adjusted column assumes no exercise of the underwriters’ over-allotment option to purchase 1,650,000 shares of our common stock.

You should read this table in conjunction with the information contained in “Use of Proceeds,” and the information contained in our audited consolidated financial statements and notes thereto, our unaudited consolidated financial statements and notes thereto and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, which are incorporated by reference herein.

	As of September 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Cash and cash equivalents	$12,280	$173,705	$273,345

Long-term debt (including current maturities):
Revolving credit agreement	$141,000	$—	$—
7.750% Senior Notes due 2020(1)	—	246,335	246,335
Building loans	2,180	2,180	2,180

Total	143,180	248,515	248,515

Preferred stock, $.01 par value; 5,000,000 authorized, 30,000 authorized as redeemable 12% cumulative preferred stock, Series A; 0 issued and outstanding	—	—	—
Stockholders’ equity:
Common stock—$.01 par value, 100,000,000 authorized, 55,717,702 issued and outstanding; 55,717,702 pro forma and 66,717,702 pro forma as adjusted	557	557	667
Paid-in-capital	608,010	608,010	1,007,540
Accumulated other comprehensive income (loss)	(4,975)	(4,975)	(4,975)
Retained earnings (accumulated deficit)	77,035	70,841	70,841

Total stockholders’ equity	680,627	674,433	1,074,073

Total capitalization	$823,807	$922,948	1,322,588

(1)	Reflects the issuance of $250.0 million of the notes on October 17, 2012 recorded at their discount amount, with the discount accrued over the life of the notes. Does not include an additional $50.0 million aggregate principal amount of 7.750% Senior Notes due 2020 to be issued in the concurrent debt offering.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on The NASDAQ Global Select Market under the symbol “GPOR.” The following table includes the high and low sales prices for our common stock as reported on The NASDAQ Global Select Market for the periods presented.

	Price Range of Common Stock
	High	Low

2010
First Quarter	$12.68	$8.89
Second Quarter	15.25	10.60
Third Quarter	14.71	10.37
Fourth Quarter	22.92	13.59

2011
First Quarter	$36.38	$20.00
Second Quarter	38.09	23.84
Third Quarter	37.49	22.00
Fourth Quarter	37.80	18.72

2012
First Quarter	$37.63	$27.66
Second Quarter	29.66	15.79
Third Quarter	33.11	18.17
Fourth Quarter (through December 18, 2012)	40.73	28.94

The closing price of our common stock on The NASDAQ Global Select Market on December 18, 2012 was $39.39 per share.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This discussion deals only with common stock purchased in this offering that is held as a capital asset by a non-U.S. holder. Except as modified for estate tax purposes, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined under the Internal Revenue Code of 1986, as amended, or the Code) have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may generally be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based upon provisions of the Code, and U.S. Treasury Regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income and estate taxation and does not deal with other U.S. federal tax laws (such as gift tax laws) or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this discussion does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	certain former U.S. citizens or residents;

•

shareholders that hold our common stock as part of a straddle, constructive sale transaction, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	shareholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	shareholders that are partnerships or entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or owners thereof;

•	“Controlled Foreign Corporations;”

•	“Passive Foreign Investment Companies;”

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that use a mark-to-market method of accounting for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate and gift tax laws to their particular situation as well as the applicability and effect of any state, local or foreign tax laws or tax treaties.

Distributions on Common Stock

We do not expect to pay any cash distributions on our common stock in the foreseeable future. However, in the event we do make such cash distributions, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If any such distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “Gain on Disposition of Common Stock.” Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. withholding tax at a 30% rate, or if an income tax treaty applies, a lower rate specified by the treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide to the withholding agent Internal Revenue Service, or IRS, Form W-8BEN (or applicable substitute or successor form) properly certifying eligibility for the reduced rate.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty so requires, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (as defined under the Code). In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements (which may generally be met by providing an IRS Form W-8ECI). In addition, a “branch profits tax” may be imposed at a 30% rate (or a lower rate specified under an applicable income tax treaty) on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies and so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons (as defined under the Code), and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements, in which case, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses; or

•

we are or have been a “United States real property holding corporation”, or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We have not determined whether we are currently a USRPHC for United States federal income tax purposes, but we believe we currently may be a USRPHC. If we are or become a USRPHC, a non-U.S holder nonetheless will not be subject to U.S. federal income tax or withholding in respect of any gain realized on a sale or other disposition of our common stock so long as (i) our common stock continues to be “regularly traded on an established securities market” for U.S. federal income tax purposes (as it currently is) and (ii) such non-U.S. holder does not actually or constructively own, at any time during the applicable period described in the third bullet point, above, more than 5% of our outstanding common stock. Accordingly, a non-U.S holder who actually or constructively owns more than 5% of our common stock would be subject to U.S. federal income tax and withholding in respect of any gain realized on any sale or other disposition of common stock (taxed in the same manner as gain that is effectively connected income, except that the branch profits tax would not apply). Non-U.S. holders should consult their own advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding Tax

Dividends paid to you will generally be subject to information reporting and may be subject to U.S. backup withholding. You will be exempt from backup withholding if you properly provide a Form W-8BEN certifying under penalties of perjury that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption. Copies of the information returns reporting such dividends and the tax withheld with respect to such dividends also may be made available to the tax authorities in the country in which you reside.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you receive payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless you properly provide an IRS Form W-8BEN certifying under penalties of perjury that you are a non-U.S. person (and the payor does not have actual knowledge or reason to know that you are a United States person, as defined under the Code) or you otherwise establish an exemption. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that has certain relationships with the United States unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. You may obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code (provisions which are commonly referred to as “FATCA”) and recently released proposed regulations thereunder and administrative guidance may require withholding at a rate of 30% of dividends paid on or after January 1, 2014 and the gross proceeds from the sale of our common stock paid on or after January 1, 2017 to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary) unless such institution agrees to report and disclose, on an annual basis, information with respect to its U.S. account holders and meets certain other specified requirements or (ii) a non-financial foreign entity (whether such non-financial foreign entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any “substantial United States owners” or provides the name, address, and taxpayer identification number regarding the entity’s “substantial United States owners” and such entity meets certain other specified requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. The proposed regulations are not effective until finalized, however, and unless and until they are so finalized, taxpayers are not entitled to rely on them. You should consult your own tax advisors regarding this legislation and whether it may be relevant to your purchase, ownership, and disposition of our common stock.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE AND GIFT TAX LAWS TO THEIR PARTICULAR SITUATION AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS OR TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 18, 2012, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	6,735,000
Capital One Southcoast, Inc.	337,000
Johnson Rice & Company L.L.C.	337,000
RBC Capital Markets, LLC	337,000
Scotia Capital (USA) Inc.	337,000
Sterne, Agee & Leach, Inc.	337,000
SunTrust Robinson Humphrey, Inc.	337,000
Wunderlich Securities, Inc.	337,000
KeyBanc Capital Markets Inc.	281,000
C.K. Cooper & Company, Inc.	224,000
IBERIA Capital Partners L.L.C.	224,000
Burnham Securities Inc.(1)	224,000
Simmons & Company International	224,000
Stephens Inc.	224,000
Stifel, Nicolas & Company, Incorporated	224,000
Tuohy Brothers Investment Research, Inc.	168,000
Global Hunter Securities, LLC	113,000

Total	11,000,000

(1)	KLR Group operates pursuant to an Office of Supervisory Jurisdiction agreement with Burnham Securities Inc.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,650,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.94962 per share. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions	$1.5827	$1.5827	$17,409,700	$20,021,155

We estimate that our out of pocket expenses for this offering will be approximately $950,000.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. The foregoing sentence will not apply if, as of the expiration of the “lock-up” period, shares of our common stock are “actively-traded securities,” as defined in Regulation M.

Our officers and directors have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. The foregoing sentence will not apply if, as of the expiration of the “lock-up” period, shares of our common stock are “actively-traded securities,” as defined in Regulation M.

Credit Suisse Securities (USA) LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “GPOR.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated to selling group members that will make internet distributions on the same basis as other allocations.

Certain of the underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. In particular, Credit Suisse Securities (USA) LLC acted as an underwriter for the Diamondback IPO and an initial purchaser in our note offering. Additionally, Scotia Capital (USA) Inc., Capital One Southcoast, Inc., Johnson Rice & Company L.L.C., KeyBanc Capital Markets Inc., SunTrust Robinson Humphrey, Inc., Wunderlich Securities, Inc., Sterne, Agee & Leach, Inc., RBC Capital Markets, LLC, Simmons & Company International, Burnham Securities Inc. and IBERIA Capital Partners L.L.C. each acted as an initial purchaser in our note offering. An affiliate of Scotia Capital (USA) Inc. acts as administrative agent, letter of credit issuer and sole lead manager and affiliates of each of Credit Suisse Securities (USA) LLC, IBERIA Capital Partners L.L.C. and KeyBanc Capital Markets Inc. are lenders under our senior secured credit facility. Capital One Southcoast, Inc., Simmons & Company International, Sterne, Agee & Leach, Inc., SunTrust Robinson Humphrey, Inc., Wunderlich Securities, Inc. and an affiliate of Scotia Capital (USA) Inc. acted as underwriters in the Diamondback IPO. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve our securities and/or instruments. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 27, 2012;

•

The information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 from our definitive proxy statement on Schedule 14A, filed on April 30, 2012;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on May 10, 2012;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed on August 9, 2012; and

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed on November 8, 2012.

•	The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2011:

(1) Current Report on Form 8-K filed on May 8, 2012;

(2) Current Report on Form 8-K filed on October 5, 2012;

(3) Current Report on Form 8-K filed on October 9, 2012;

(4) Current Report on Form 8-K filed on October 12, 2012;

(5) Current Report on Form 8-K filed on October 17, 2012;

(6) Current Report on Form 8-K filed on October 23, 2012;

(7) Current Report on Form 8-K filed on December 18, 2012 (film no. 12127761); and

(8) Current Report on Form 8-K filed on December 18, 2012 (film no. 121270020).

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus supplement and to be a part of this prospectus supplement from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement, unless otherwise indicated on such Form 8-K.

You may get copies of this prospectus supplement or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to Gulfport Energy Corporation, Attention: Investor Relations, at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, or calling (405) 242-4888.

LEGAL MATTERS

Certain legal matters will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP.

EXPERTS

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

Information incorporated by reference into this prospectus supplement regarding estimates of our proved oil and natural gas reserves and the discounted present value of estimated future net revenue before income tax of our estimated proved reserves is based on reports included in our Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference, prepared by Netherland, Sewell & Associates, Inc., with respect to our WCBB, Hackberry and Niobrara fields, and by Ryder Scott Company L.P., with respect to the assets in the Permian Basin in West Texas covered by such report. All of such information has been so included herein in reliance upon the authority of such firms as experts in such matters.

Prospectus

Common Stock

Debt Securities

By this prospectus, we or selling security holders may offer and sell, from time to time in one or more offerings, our common stock and debt securities. We refer to our common stock and debt securities collectively as the “securities.”

This prospectus provides you with a general description of the securities and the general manner in which we or selling security holders will offer the securities. Each time we or selling security holders sell securities, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, all prospectus supplements and all other documents incorporated by reference in this prospectus before you invest in our securities.

Investing in our securities involves risks. See “Risk Factors” beginning on page 1.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “GPOR.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 11, 2011.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. Under this registration statement, we or selling security holders may sell any combination of the securities described in this prospectus from time to time in one or more offerings. This prospectus provides you with a general description of the securities we or selling security holders may offer. This prospectus does not contain all the information set forth in the registration statement as permitted by the rules of the SEC. Each time we or selling security holders sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. That prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained in this prospectus and in any applicable prospectus supplement, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

When used in this prospectus or in any supplement to this prospectus, the terms “Gulfport,” the “Company,” “we,” “our” and “us” refer to Gulfport Energy Corporation and its subsidiaries, unless otherwise indicated or the context otherwise requires.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this prospectus and the documents incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as estimated future net revenues from oil and gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strength, goals, expansion and growth of our business and operations, plans, references to future success, reference to intentions as to future matters and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including those in any prospectus supplement and those discussed in the documents we have incorporated by reference. Consequently, all of the forward-looking statements made in this prospectus, and the documents incorporated by reference in this prospectus, are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if realized, that they will have the expected consequences to or effects on us, our business or operations. We have no intention, and disclaim any obligation, to update or revise any forward looking statements, whether as a result of new information, future results or otherwise.

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OUR COMPANY

We are an independent oil and natural gas exploration and production company with our principal producing properties located along the Louisiana Gulf Coast in the West Cote Blanche Bay and Hackberry fields, and in West Texas in the Permian Basin. In 2010, we acquired an acreage position in the Niobrara Formation of Western Colorado. In May 2011, we also acquired certain leases in the Utica Shale in Ohio. We also hold a significant acreage position in the Alberta oil sands in Canada through our interest in Grizzly Oil Sands ULC and have interests in entities that operate in Southeast Asia, including the Phu Horm gas field in Thailand. We seek to achieve reserve growth and increase our cash flow through our annual drilling programs.

Our principal executive offices are located at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 848-8807. Our website address is www.gulfportenergy.com. Information contained on our website does not constitute a part of this prospectus or any prospectus supplement.

RISK FACTORS

You should carefully consider the factors contained in our annual report on Form 10-K for the fiscal year ended December 31, 2010 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” and in any other filings we made with the SEC prior to the filing of this prospectus under the heading “Risk Factors” before investing in our securities. You should also consider similar information contained in any annual report on Form 10-K or other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities. We will also include in any prospectus supplement a description of any other risk factors applicable to an offering contemplated by such prospectus supplement.

USE OF PROCEEDS

Unless the applicable prospectus supplement indicates otherwise, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including without limitation repaying or refinancing all or a portion of our existing short-term and long-term debt, making acquisitions of assets, businesses or securities, capital expenditures and for working capital. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other capital. Pending any specific application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities or guaranteed obligations of the United States or its agencies.

Unless the applicable prospectus supplement indicates otherwise, we will not receive any proceeds from the sale of securities by selling security holders.

RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

The following table sets forth our ratios of earnings (deficit) to fixed charges for the periods indicated. We have calculated the ratio of earnings (deficit) to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. Fixed charges consist of interest expense.

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008		2007	2006
Ratio of earnings (deficit) to fixed charges	33.4	18.2	11.2	NM	*	13.2	15.2

*	Not meaningful

DESCRIPTION OF DEBT SECURITIES

The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a trustee that is qualified to act under the Trust Indenture Act of 1939. The trustee for each series of debt securities will be identified in the applicable prospectus supplement. Any senior debt securities will be issued under a “senior indenture” and any subordinated debt securities will be issued under a “subordinated indenture.” Together, the senior indenture and the subordinated indenture are called “indentures.”

The following description is a summary of the material provisions of the indentures. It does not describe those agreements in their entirety. The forms of indentures are filed as exhibits to the registration statement of which this prospectus is a part. Any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K and will be available for inspection at the corporate trust office of the trustee, or as described below under “Where You Can Find More Information” and “Information Incorporated By Reference.” The indentures will be subject to, and governed by, the Trust Indenture Act of 1939. We will execute a supplemental indenture if and when we issue any debt securities. We urge you to read the indentures and any supplemental indenture because they, and not this description, define your rights as a holder of the debt securities.

Unless we state otherwise in the applicable prospectus supplement, the following is a description of the general terms of the debt securities that we may offer. If the terms of any series of debt securities differ from the terms described below, those terms will be described in the prospectus supplement relating to that series of debt securities.

General

The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt. The debt securities may be our secured or unsecured obligations.

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	the currency or currency unit in which the debt securities will be payable;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear (or, if they are floating rate securities, the basis for the interest rate) and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

•	any restriction on the declaration of dividends or restrictions requiring the maintenance of any asset ratio or the creation or maintenance of reserves;

•	the names and duties of any co-trustees, calculation agents, paying agents or registrars for the debt securities; and

•	any other terms of the debt securities.

None of the indentures will limit the amount of debt securities that may be issued by us. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form.

Denominations

Unless the prospectus supplement for each issuance of debt securities states otherwise, the securities will be issued in denominations of $1,000 each or multiples thereof.

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all of our senior debt, whether existing at the date of the subordinated indenture or subsequently incurred. The subordinated indenture will provide that no payment of principal, interest or any premium on the subordinated debt securities may be made in the event:

•	of any insolvency, bankruptcy or similar proceeding involving us or our property, or

•	we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

The subordinated indenture will not limit the amount of senior debt that we may incur.

Unless we state otherwise in a prospectus supplement, “Senior Debt” will be defined in the subordinated indenture to include all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, including principal of and any interest or premium on such amounts, whether incurred on, before or after the date of the subordinated indenture, that is not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

Consolidation, Merger or Sale

Each indenture generally will permit a consolidation or merger between us and another corporation. They also will permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

Events of Default

“Event of Default” when used in an indenture, could mean any of the following:

•	failure to pay the principal of or any premium on prescribed debt securities when due;

•	failure to deposit any sinking fund payment when due;

•	failure to pay interest when due on prescribed debt securities for 30 days;

•	failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default included in any indenture or supplemental indenture.

An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except a default in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any payment of principal, interest or premium.

If there are any restrictive covenants applicable to a series of debt securities, we will describe them in the prospectus supplement for that series.

Payment and Transfer

We will pay principal, interest and any premium on fully registered debt securities at designated places. We will make payment by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. If we make debt securities payments in other forms, we will pay those payments at a place designated by us and specified in a prospectus supplement.

You may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

We may issue one or more series of debt securities as permanent global debt securities deposited with a depository. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which the Depositary Trust Company, which we refer to as DTC, acts as depository.

Each global debt security will be deposited with, or on behalf of, DTC, as depository, or its nominee, and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold those interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities they purchase in definitive form. These laws may impair your ability to transfer beneficial interests in a global debt security.

We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC immediately will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, a person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depository for that global debt security or at any time DTC ceases to be registered under the Exchange Act;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and integral multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us as follows:

•	DTC is:

•	a limited-purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

•

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

•	DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, or FINRA.

•

Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers, trust companies and clearing corporations, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Discharging our Obligations

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee an amount sufficient to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

Under U.S. Federal income tax law as of the date of this prospectus, such a discharge should be treated as an exchange of the related debt securities. Each holder generally will be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of such a discharge, including the applicability and effect of tax laws other than the U.S. Federal income tax laws.

Meetings

Each indenture, as supplemented by any supplemental indenture, will contain provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “—Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “—Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series, unless, as discussed under “—Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act applies.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

The Trustee

Resignation or Removal of Trustee

If the trustee serves as trustee under both the senior indenture and the subordinated indenture, the provisions of the indentures and the Trust Indenture Act governing trustee conflicts of interest will require the trustee to resign as trustee under either the subordinated indenture or the senior indenture upon the occurrence of any uncured event of default with respect to any series of senior debt securities. Also, any uncured event of default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series also may remove the trustee with respect to the debt securities of that series.

Limitations on Trustee if it is One of our Creditors

Each indenture will contain certain limitations on the right of the trustee thereunder, in the event that it becomes one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The trustee will be required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as such, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee will be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to that action have been complied with by us.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which is incorporated by reference in this prospectus.

Common Stock

We are currently authorized to issue up to 100,000,000 shares of common stock, par value $0.01 per share, of which there were 47,480,032 shares outstanding as of July 1, 2011, excluding 186,455 shares of unvested restricted stock awarded under our Amended and Restated 2005 Stock Incentive Plan. Holders of our common stock are entitled to cast one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for such purpose and, upon the liquidation, dissolution or winding up of the company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. There are no redemption or sinking fund provisions that are applicable to our common stock. Subject only to the requirements of the DGCL, the board of directors may issue shares of our common stock without stockholder approval, at any time and from time to time, to such persons and for such consideration as the board of directors deems appropriate. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully paid and nonassessable.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time in one or more series as the board of directors may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of preferred stock may differ from those of any and all other series of preferred stock at any time outstanding, and, subject to certain limitations of our certificate of incorporation and the DGCL, the board of directors may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of each such series of preferred stock.

The issuance of any such preferred stock could adversely affect the rights of the holders of our common stock and therefore, reduce the value of the common stock. The ability of the board of directors to issue preferred stock could discourage, delay, or prevent a takeover of us. See “Risk Factors.”

Warrants

As of July 1, 2011, we had warrants to purchase 30,420 shares of common stock issued in connection with a private placement completed by us in March 2002. Each warrant has a term of ten years and a current exercise price of $1.19 per share of common stock subject to adjustment. We granted to holders of the warrants certain demand and piggyback registration rights with respect to shares of common stock issuable upon exercise of the warrants.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Preferred stock. Our certificate of incorporation permits our board of directors to authorize and issue one or more series of preferred stock, which may render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings. Our bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of the total number of directors the board of directors would have if there were no vacancies.

Requirements for advance notification of stockholder nominations and proposals. Our bylaws and certificate of incorporation establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder Action By Written Consent. Our bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board of directors. This provision, which may not be amended by our stockholders except by the affirmative vote of holders of at least 66-2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board of directors.

Amendment of the bylaws. Under Delaware law, the power to adopt, amend, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to adopt, amend, alter or repeal our bylaws at any regular or special meeting of the board of director on the affirmative vote of a majority of the total number of directors the board of directors would have if there were no vacancies. Our stockholders may adopt, amend, alter or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66-2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

Initial Offering and Sale of Securities

We may, from time to time, sell, transfer or otherwise dispose of the securities offered by this prospectus or any applicable prospectus supplement on any stock exchange, market or trading facility on which such securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

We may use any one or more of the following methods when disposing of the offered securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree to sell a specified number of such common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If underwriters are used to sell the securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that event, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

To the extent required by applicable law, a prospectus supplement relating to the securities will set forth:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the number or amount of the securities involved, the purchase price of such securities and the proceeds to us from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in any required prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters, dealers or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters, dealers or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled “Plan of Distribution” or “Underwriting” in the applicable prospectus supplement.

Sales by Selling Security Holders

Selling security holders may use this prospectus in connection with resales of securities they hold as described in the applicable prospectus supplement. The applicable prospectus supplement will identify the selling security holders, the terms of the securities and any material relationships we have with the selling security holders. Selling security holders may be deemed to be underwriters under the Securities Act in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise provided in a prospectus supplement, the selling security holders will receive all the proceeds from the sale of the securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. We file reports, proxy and information statements and other information with the SEC. You may read any materials we have filed with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

You can also find our SEC filings on our website at www.gulfportenergy.com. The information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 14, 2011;

•

The information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 from our definitive proxy statement on Schedule 14A, filed on May 2, 2011;

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 9, 2011; and

•	The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2010:

(1)	Amendment No. 1, filed on Form 8-K/A on March 18, 2011, to Current Report on Form 8-K, filed on December 7, 2010;

(2)	Current Report on Form 8-K filed on March 30, 2011; and

(3)	Current Report on Form 8-K filed on June 22, 2011.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of this prospectus will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

You may request a copy of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to Gulfport Energy Corporation, Attention: Investor Relations, at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, or calling (405) 242-4888.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities to be offered hereby offered by us and the selling stockholders will be passed upon by Akin, Gump, Strauss, Hauer & Feld, L.L.P. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

Information incorporated by reference into this prospectus regarding estimates of our proved oil and natural gas reserves and the discounted present value of estimated future net revenue before income tax of our estimated proved reserves is based on reports included in our Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated herein by reference, prepared by Netherland, Sewell & Associates, Inc., with respect to our West Cote Blanche Bay and Niobrara fields, and by Pinnacle Energy Services, LLC, with respect to our assets in the Permian Basin in West Texas. All of such information has been so included herein in reliance upon the authority of such firms as experts in such matters.